Exhibit 99.1

2023 MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Shareholders

April 26, 2023

cenovus ENERGY

CONTENTS

MEETING DETAILS

Wednesday, April 26, 2023

11:00 am (Calgary Time)

Access our fully virtual meeting at:

https://web.lumiagm.com/422837892

Use password: cenovus2023

BUSINESS ITEMS

Appoint auditor                       FOR PwC

Elect directors                         FOR named nominees

Say on pay                               FOR approach

Shareholder proposal             FOR resolution

THE MEETING	3
GOVERNANCE	16
THE DIRECTORS	34
EXECUTIVE COMPENSATION	60
SCHEDULES	95

Director nominees

NOMINEE				BACKGROUND EXPERIENCE	TENURE	COMMITTEE MEMBERSHIP

Casey	56	M		Oil and gas: Refining	3 years			•	•	•

Fok	71	M	•	Telecom	2 years					•

Kinney	65	F	•	Finance	4 years	•			•	•

Kvisle	70	M		Oil and gas, and energy	5 years		• Chair	•		•

Kwok	80	F	•	Investment	2 years		•	•		•

Little	53	F	•	Oil and gas: Midstream	3 months			•	•	•

Marcogliese	70	M		Oil and gas: Refining	7 years	•			• Chair	•

McKenzie	55	M		Oil and gas, and energy	none

Mongeau	61	M	•	Railway	6 years	• Chair			•	•

Pourbaix	57	M		Oil and gas, and energy	5 years

Shaw	78	M		Law	2 years	•			•	•

Sixt	71	M		Investment and telecom	2 years		•			•

Zygocki	65	F	•	Oil and gas, and energy	7 years		•	• Chair		•

Diversity includes nominees who identify as women, Indigenous peoples, persons with disabilities and/or members of visible minorities.

Following the Meeting, Mr. McKenzie will become President & Chief Executive Officer and, subject to their re-election to the Board, Mr. Pourbaix will become Executive Chair and Mr. Mongeau will become Lead Independent Director.

FULL COMMITTEE NAME	SHORT NAME

Audit Committee	Audit

Governance Committee	Governance

Human Resources and Compensation Committee	HRC

Safety, Sustainability and Reserves Committee	SSR

CENOVUS 2023 CIRCULAR	EXECUTIVE SUMMARY | 1

Governance Updates

President & CEO and Board Chair succession

As part of the company’s leadership succession plan, effective at the conclusion of the Meeting, Mr. Pourbaix will shift to the role of Executive Chair of the Board of Directors (Board) and Mr. McKenzie, the company’s current Executive Vice-President & Chief Operating Officer, will become President & Chief Executive Officer (CEO). Mr. McKenzie has also been nominated for election to the Board at the Meeting. Additionally, after five years as a Board member, including three as Chair, Mr. MacPhail has decided to retire from the Board effective at the close of the Meeting.

What is an “Executive” Board Chair?

An Executive Board Chair has responsibilities in addition to leading and chairing the Board. Our Executive Chair will:

•  Be a member of our executive leadership team

•  Be paid as an employee of Cenovus

•  Not receive director retainers or fees

•  Have share ownership requirement of 6x annual base salary

•  Support the President & CEO with developing and executing our corporate strategy

•  Focus on external advocacy and represent Cenovus in industry, the community and with stakeholders

As Executive Chair, Mr. Pourbaix will be responsible for providing leadership to the Board and ensuring ongoing strong governance, while supporting management’s execution of the company’s strategy. With Mr. Pourbaix taking on the role of Executive Chair at the close of the Meeting, Mr. Mongeau, an independent Board member since December 2016, will assume the role of Lead Independent Director with a primary objective of ensuring the Board continues to operate independently of management.

As Lead Independent Director, Mr. Mongeau will ensure the continued efficient operation of the Board and independence of decision making. He will be responsible for providing leadership to the Board and, in particular, the independent directors with clearly delineated and comprehensive duties, including the authority to call Board meetings and/or meetings of the independent Board members, approve meeting materials (including agendas) and engage with shareholders and other key stakeholders on behalf of the Board.

The following governance changes will take effect following the Meeting:

•	As corporate officers and employees of Cenovus, both Mr. Pourbaix and Mr. McKenzie will report directly to the Board.

•

Board committees will be reconstituted to ensure ongoing independence and that the desired skills and experience for each committee continue to be represented. Mr. Mongeau, as Lead Independent Director, will join the Governance Committee. Neither Mr. Pourbaix nor Mr. McKenzie will be members of any Board committee.

•	Updates to our key governance documents have been approved by the Board, including guidelines for our Board Chair, CEO and Lead Independent Director.

These governance documents will be available on cenovus.com once effective.

CENOVUS 2023 CIRCULAR	EXECUTIVE SUMMARY | 2

THE MEETING

Dear Cenovus Shareholder,

Your vote is important to us and we invite you to attend our fully virtual annual meeting at 11:00 a.m. (Calgary time) on Wednesday, April 26, 2023. Connect to the meeting at this link: https://web.lumiagm.com/422837892.

You will hear about our key results for 2022 and our plans for the future. You will vote on your directors and other important items of business.

Finally, you will have the opportunity to hear the meeting live and submit questions to the management team and the Board Chair.

Please read this document to learn more about the meeting, our governance practices, executives’ compensation and your director nominees.

If you have questions, please contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali (Canada) Ltd., toll-free in North America at 1-888-777-1538 or by email at assistance@morrowsodali.com.

Our 2022 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business. We look forward to seeing you at the meeting.

Sincerely,

“Keith A. MacPhail”

Chair of the Board

IN THIS SECTION YOU WILL ALSO FIND:

Notice of meeting	Page 4

General information	Page 5

Virtual meeting information	Page 7

General voting information	Page 8

Beneficial shareholder voting	Page 10

Registered shareholder voting	Page 11

Business of the Meeting	Page 12

CENOVUS 2023 CIRCULAR	MEETING | 3

Notice of Meeting

Annual General Meeting of the Shareholders of Cenovus Energy Inc. (Cenovus)

Date:	April 26, 2023

Time:	11:00 a.m. (Calgary time)

Place:	https://web.lumiagm.com/422837892

The business of the meeting is to:

1.	Receive the audited financial statements for the financial year ending December 31, 2022.
2.	Appoint PricewaterhouseCoopers LLP as auditor.
3.	Elect directors for the coming year.
4.	Consider, and if deemed appropriate, approve a non-binding advisory resolution on our approach to executive compensation (say on pay).
5.	Consider a shareholder-proposed resolution relating to our lobbying and its alignment with our net zero ambition (Shareholder proposal).
6.	Transact any other business as may be properly brought before the meeting.

You have a right to vote if you were a shareholder of Cenovus at the close of business on March 1, 2023. Find out how to vote starting on page 8 and read more about Cenovus in the management information circular in respect of the meeting.

By order of the board of directors of Cenovus,

“Gary F. Molnar”

Corporate Secretary

CENOVUS 2023 CIRCULAR	MEETING | 4

General information

Cenovus

We use “we”, “our” and “Cenovus” to refer to Cenovus Energy Inc. in the rest of this document. We abbreviate our committee names as follows:

Audit Committee or Audit

Governance Committee or Governance

Human Resources and Compensation Committee or HRC Committee or HRC

Safety, Sustainability and Reserves Committee or SSR Committee or SSR

Date of information

Information is as of March 1, 2023 unless otherwise noted.

Common shares outstanding

Our common shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol CVE. There were 1,907,683,004 common shares outstanding at the close of business on March 1, 2023.

Value of common shares

Various compensation components and share ownership guidelines are calculated using the price of our common shares. Unless otherwise noted, all calculations use $26.27, the closing price of our common shares on the TSX on December 30, 2022.

Owners of 10% or more of our common shares

To the knowledge of the directors and officers, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of our outstanding common shares other than the following:

SHAREHOLDER	NUMBER OF SHARES	OWNERSHIP

Hutchison Whampoa Europe Investments S.à r.l. (Hutchison Whampoa)	316,927,051	16.61%

L.F. Investments S.à r.l. (LF Investments)	231,194,699	12.12%

Hutchison Whampoa is 100% indirectly owned by CK Hutchison Holdings Limited (CK Hutchison). Mr. Li Ka Shing is the Senior Advisor of CK Hutchison. Approximately 30.36% of CK Hutchison is held (directly or indirectly) by Mr. Li Ka Shing and various trusts of which his family members are discretionary beneficiaries.

LF Investments is wholly owned (indirectly) by a trust. Members of Mr. Li Ka Shing’s family are the discretionary beneficiaries of that trust.

Indebtedness of directors and executive officers

We do not make loans to our directors or executives and there are no loans outstanding to any current or former director, director nominee, executive or employee.

Interests in Meeting business and material transactions

None of Cenovus, our directors, director nominees, officers, or anyone associated or affiliated with any of them – an insider – has a material interest in any item of business at the Meeting.

No insider or informed person of Cenovus has or had during 2022 a material interest in a material transaction or proposed material transaction involving Cenovus.

CENOVUS 2023 CIRCULAR	MEETING | 5

Mailing of circular

This circular will be mailed on March 22, 2023 to our shareholders of record as at March 1, 2023 who have requested paper copies. See page 8 for information about the record date. We give materials to brokers, custodians, nominees and fiduciaries and request the materials be sent to beneficial (non-registered) shareholders promptly.

Notice and access

Notice and access is being used to deliver this circular (and other meeting-related materials) to both registered and beneficial shareholders. All applicable meeting-related materials will be indirectly forwarded to beneficial shareholders at Cenovus’s expense. We are delivering your meeting materials by providing you with a notice and posting the materials on our website at cenovus.com. The materials will be available on the website starting on March 22, 2023 and remain up for at least one full year. The meeting materials can also be accessed with our public filings on sedar.com and sec.gov. We are mailing a paper copy to any shareholder who already requested a paper copy.

Notice and access is an environmentally friendly and cost effective way to distribute our documents as it reduces printing, paper use and postage. If you received the notice only and would like a paper copy of the full materials, please send us a request as set out below.

Request paper circular and additional documents

We file an annual report and an annual information form with Canadian securities regulators. We will provide you, free of charge, a copy of the annual report, which includes our financial statements and management’s discussion and analysis, the annual information form and this circular on request. Please submit your request by:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Additional information concerning Cenovus is available on our website at cenovus.com and our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022, which is available on our profile on SEDAR at sedar.com and EDGAR at sec.gov.

You can also get copies of any of our documents required to be filed with Canadian securities regulators by:

•	accessing our public filings at sedar.com.

•	going to the “Investor” section at cenovus.com.

Shareholder proposals

We must receive any shareholder proposal within the prescribed period and before 5:00 p.m. (Calgary time) on January 29, 2024 for it to be included in the circular and considered at the 2024 annual shareholder meeting.

Shareholders who wish to make a proposal should refer to section 137 of the Canada Business Corporations Act for a full description of the procedures to follow. You can send your proposal by registered mail to our Corporate Secretary at:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

CENOVUS 2023 CIRCULAR	MEETING | 6

Shareholder proposed director nominees

If a shareholder wishes to nominate a person for election as a director of Cenovus at an annual shareholder meeting, the nomination must comply with the procedures in Cenovus’s By-law No. 1 (Advance Notice By-law).

Our Advance Notice By-Law is available on our website at cenovus.com, and on our profile on SEDAR at sedar.com and EDGAR at sec.gov.

Virtual meeting information

The meeting will be held virtually only. This allows a broader base of shareholders to participate regardless of their location.

Attending

To attend, access the meeting online at:

•	https://web.lumiagm.com/422837892 with password “cenovus2023” (case sensitive).

Please sign into the meeting 30 to 60 minutes early on a smartphone, tablet or computer. Use the latest version of Google Chrome, Safari, Microsoft Edge or Firefox as your web browser. If you are a:

•	Shareholder select “I have a Control Number/Username” and enter the number from your proxy form and the password above.

•	Guest select “I am a guest” and complete the requested information.

If you have any difficulties accessing the virtual meeting, please visit the Frequently Asked Questions at https://go.lumiglobal.com/faq, or contact Lumi directly at support-ca@lumiglobal.com. You can also review our Virtual Meeting User Guide, included with this circular.

Questions

Registered shareholders and proxy holders may submit questions during the meeting by typing the question into the main screen of the virtual meeting platform.

Shareholders may also submit questions in advance of the meeting by sending them to:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Questions relating to the business of the meeting will be addressed during the meeting. Similar questions may be aggregated by the moderator. All other questions will be answered following the close of the formal meeting.

All questions and answers will be posted on our website following the Meeting.

Beneficial shareholders

Beneficial shareholders who appointed themselves as a proxy holder in accordance with the instructions provided by their nominee, will be able to ask questions at the meeting as noted above. See page 10 for more information.

Beneficial shareholders who did not appoint themselves as a proxy holder will be able to participate as guests at the meeting.

Guests

Guests will be able to listen to the proceedings of the meeting, but cannot vote or ask questions.

CENOVUS 2023 CIRCULAR	MEETING | 7

General voting information

Request for proxies

Our management is requesting your proxies for this meeting and is paying for the costs incurred. We have retained Morrow Sodali (Canada) Ltd. (Morrow Sodali) to solicit proxies in Canada and the U.S. We are using primarily mail to communicate with you. However, our employees or Morrow Sodali may request your proxy by telephone, email, facsimile or personal interview. Cenovus is paying all of the costs to solicit proxies.

We estimate Morrow Sodali’s fees will be up to approximately $40,000, in addition to certain out-of-pocket expenses.

Additionally, Cenovus may use the Broadridge QuickVote™ service, which involves Morrow Sodali soliciting proxies on behalf of management, contacting non-objecting, non-registered owners of common shares to obtain voting instructions over the telephone and relay them to Broadridge (on behalf of the shareholder’s intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of management, which is recommending that shareholders vote FOR all the resolutions before the meeting, shareholders are not required to vote in the manner recommended by management. The QuickVote™ system is intended to assist shareholders in placing their votes, however there is no obligation for any shareholder to vote using the QuickVote™ system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

It is important to vote your common shares. Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 11:00 a.m. (Calgary time) on April 24, 2023 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

Record date

The record date for the meeting is March 1, 2023. If you held common shares at the close of business on that date, you are entitled to receive notice of, attend and vote at the meeting.

Voting securities and votes

Common shares are the only voting securities of Cenovus. Each common share entitles the holder to one vote at the meeting.

Quorum

We can only decide business at the meeting if we have a quorum – where two or more people attend the meeting and hold or represent by proxy at least 25% of our outstanding common shares that are entitled to vote at the meeting.

Voting instructions

If you specify how you want to vote on your proxy or voting direction form, your proxy holder will vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Keith MacPhail or Alex Pourbaix, the Board and management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your common shares will be voted as follows:

MATTER	VOTED

Appointment of PricewaterhouseCoopers LLP as auditor	FOR

Election of director nominees as directors	FOR

Non-binding advisory vote on our approach to executive compensation (say on pay)	FOR

Shareholder proposal	FOR

CENOVUS 2023 CIRCULAR	MEETING | 8

Approvals

You are voting on the appointment of the auditor, the election of directors, and a shareholder proposal. A simple majority of votes cast at the meeting (50% plus one vote) is required to approve each of these matters. You are also providing a non-binding advisory vote on our approach to executive compensation.

Amendments or other business

If amendments or other business are properly brought up at the meeting, you or your proxy holder can vote as you or they see fit. We are not aware of any other business to be considered at the meeting or any changes to the current business.

Vote counting and confidentiality

Computershare counts the votes made by proxy. Your vote is confidential unless you clearly intend to communicate your vote to management, if there is a proxy contest or validation issue, or as needed to comply with legal requirements.

New York Stock Exchange rules

A broker who is subject to the NYSE rules and holds common shares as a nominee for a beneficial shareholder (learn more about this on page 10) may not, for some items of business, vote your common shares on your behalf unless they have instructions from you. If you do not provide your instructions, the votes submitted for election of directors and other non-routine matters, including the shareholder proposal, will not count, but the number of common shares will be counted for quorum purposes.

Voting questions

Our transfer agent is Computershare. Please contact them if you have any questions about how your votes are counted.

1-866-332-8898 (toll-free in North America) 1-514-982-7555 (direct from outside North America)

1-888-453-0330 (toll-free in North America) 1-514-982-7555 (direct from outside North America)

https://www-us.computershare.com/Investor/Contact/Enquiry

Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON, Canada M5J 2Y1

Other questions

Your vote is important to us. Please contact Morrow Sodali if you have any questions about the business items of the meeting or the information in this circular.

1-888-777-1538 (toll-free in North America) 1-289-695-3075 (collect from outside North America)

1-877-218-5372 (fax from anywhere)

assistance@morrowsodali.com

Morrow Sodali Brookfield Place 181 Bay Street, Suite 2860 Toronto, ON, Canada M5J 2T3

CENOVUS 2023 CIRCULAR	MEETING | 9

Beneficial shareholder voting

Most people are beneficial shareholders. If you are a beneficial shareholder, you hold your common shares in the name of a nominee. In that case, a share certificate representing your common shares may have been deposited with a bank, trust company, stockbroker, trustee or some other institution. That institution is your nominee.

Voting options

In person at the virtual meeting – see below

By submitting a paper voting instruction form – see below

By telephone – see the enclosed voting instruction form

Via the internet – see the enclosed voting instruction form

Voting at the virtual meeting

If you plan to attend the virtual meeting and wish to vote your common shares during the meeting, insert your own name in the space on the enclosed voting instruction form to appoint yourself as your proxy holder. Then follow the signing and return instructions provided by your nominee. You may also appoint yourself as a proxy holder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. When you sign into the meeting online you will be registered to vote.

Voting by proxy

Whether or not you attend the virtual meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management and the Board. You have the right to appoint another person to be your proxy holder by printing that person’s name in the space provided. Complete the whole form, sign it and return it to Computershare.

Your votes will only be counted if the person you appointed attends the virtual meeting and votes on your behalf.

Return your completed form in the envelope provided so that it arrives by 11:00 a.m. (Calgary time) on Monday, April 24, 2023 or if the meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed meeting. The chair of the meeting has the discretion to accept proxies received after the proxy deadline.

Revoking your proxy or changing your instructions

You may revoke your proxy by following the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 5:00 p.m. (Calgary time) on Friday, April 21, 2023. This will give your nominee time to submit the revocation to us.

You may change your voting instructions by sending new instructions to your nominee prior to the cut-off time to revoke your vote. Your latest instructions will be the only valid instructions.

CENOVUS 2023 CIRCULAR	MEETING | 10

Registered shareholder voting

Very few people are registered shareholders. If you are a registered shareholder, you hold your common shares in your name and you may have in your possession a physical share certificate with your name on it.

Voting options

In person at the virtual meeting – see below

By submitting a paper voting instruction form – see below

By telephone – see the enclosed proxy form

Via the internet – see the enclosed proxy form

Voting at the virtual meeting

If you plan to attend the virtual meeting, you can vote your common shares in advance by completing or returning the enclosed proxy form, or you may vote your common shares at the meeting. Your vote can be taken and counted at the meeting. When you sign into the meeting online you will be registered to vote.

Voting by proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy form are members of management and the Board. You have the right to appoint another person to be your proxy holder by printing that person’s name in the space provided. Complete the whole proxy form, sign it and return it to Computershare.

Your votes can only be counted if the person you appointed attends the virtual meeting and votes on your behalf.

Return your completed proxy form in the envelope provided so that it arrives by 11:00 a.m. (Calgary time) on Monday, April 24, 2023 or if the meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume.

Changing or revoking your proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut-off time to revoke your vote. Your latest proxy will be the only one that is valid.

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary before or on April 25, 2023 (or the last business day before the meeting, if it is adjourned or postponed) or to the Board Chair of the meeting c/o the Corporate Secretary on the date of the meeting or the date of any adjourned or postponed meeting.

If you have voted on the proxy form, you or your proxy holder may still vote in person at the virtual meeting. Your vote at the meeting will revoke your previously submitted vote by proxy.

CENOVUS 2023 CIRCULAR	MEETING | 11

Business of the meeting

Financial statements

Our consolidated financial statements for the year ended December 31, 2022 and the auditor’s report on those statements are included in the annual report and will be available at the meeting. The annual report is also filed on SEDAR at sedar.com and available to you on request.

Appointment of auditor

The Board recommends the appointment of PricewaterhouseCoopers (PwC) LLP as the auditor for Cenovus until the close of the 2024 annual shareholder meeting. PwC LLP was first appointed as the auditor for Cenovus on November 30, 2009. We last conducted a request for proposal for the auditor in 2020.

The directors will be authorized to set the fees paid to our auditor.

Audit fees paid

The following table provides information about the fees billed to Cenovus for professional services rendered by PwC LLP:

CATEGORY	TYPE OF WORK BILLED FOR	2021 FEES ($ THOUSANDS)	2022 FEES ($ THOUSANDS)

Audit fees	Audit of consolidated financial statements and services normally provided for statutory and regulatory filings or engagements.	2,974	4,153

Audit-related fees	Assurance and services reasonably related to the audit or review of the annual financial statements not reported as Audit Fees, including fees for audit-related services for prospectuses, participation fees levied by the Canadian Public Accountability Board and fees related to assets acquired or divested.	212	237

Tax fees	Tax compliance, tax advice and expatriate tax services.	946	227

All other fees	Review of Extractive Sector Transparency Measures Act filings, services around filings, advisory services around Enterprise Resource Planning and Cenovus’s innovation process.	26	67

TOTAL		4,158	4,684

More information, including the Audit Committee mandate, is available in the annual information form for the year ended December 31, 2022. See page 6 for how to access the annual information form.

We recommend that you vote FOR the appointment of

PwC LLP as our auditor.

The people named in the enclosed proxy will vote FOR the appointment of PwC LLP as auditor unless you tell them to withhold your vote.

Election of directors

The number of directors to be elected at the meeting is 13, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Our director nominees are:

Keith M. Casey

Canning K.N. Fok

Jane E. Kinney

Harold N. Kvisle

CENOVUS 2023 CIRCULAR	MEETING | 12

Eva L. Kwok

Melanie A. Little

Richard J. Marcogliese

Jonathan M. McKenzie

Claude Mongeau

Alexander J. Pourbaix

Wayne E. Shaw

Frank J. Sixt

Rhonda I. Zygocki

You can find more information on all of the nominees starting on page 35. Each of the nominees brings important skills and experience to the Board. Each nominee is eligible and is willing to serve if elected.

We recommend that you vote FOR the election of these nominees.

If for some reason a nominee is not available to serve at the time of the meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is proposed by the Board.

The people named in the enclosed proxy will vote FOR the election of all these nominees unless you tell them to vote against one or more nominees.

Majority voting policy

Recent amendments to the Canada Business Corporations Act require majority voting for the election of our directors, meaning that our directors will not be elected unless the votes cast in their favour represent a majority of the total votes cast for and against them by the shareholders. The Board amended our Policy on Directors’ Voting Procedures to reflect this process.

Advisory vote on executive compensation (say on pay)

Since 2010 we have provided shareholders with a say on our pay programs. It helps us engage constructively, get meaningful feedback and ensure director accountability for executive compensation.

Last year, 97.45% of shareholders approved of our approach to executive compensation.

Our executive compensation programs are similar to last year. You can find full disclosure of how our pay aligned to performance for 2022 in the Executive Compensation section starting on page 60.

The Board will take the results of the vote into account when considering future compensation policies and decisions.

We anticipate your support. If the advisory resolution is not well-supported, the Board will consult with shareholders to better understand their concerns.

We recommend that you vote FOR the acceptance of our approach to executive compensation.

The people named in the enclosed proxy will vote FOR this resolution unless you tell them to vote against it.

The text of the resolution to be passed is set out below:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of Cenovus Energy Inc. (Cenovus), the shareholders accept the approach of Cenovus to executive compensation disclosed in the management information circular dated March 1, 2023 delivered in advance of the 2023 annual meeting of shareholders.”

CENOVUS 2023 CIRCULAR	MEETING | 13

Shareholder proposal

At the Meeting, shareholders will be asked to consider a shareholder proposed resolution submitted by Investors for Paris Compliance. A supporting statement prepared by the proponents is set out in Schedule C. The Board and management’s recommendation in respect of the shareholder proposed resolution and response in respect of the supporting statement are set out in the statement of support of the shareholder proposed resolution below.

Cenovus’s Board and management believe that with our existing lobbying governance processes and regulated and voluntary disclosure, and the commitment to further enhance our disclosure, which has been assessed and supported by the proponent, shareholders will have sufficient information available to better understand the nature and scope of Cenovus’s lobbying activities and how we ensure they are aligned with Cenovus’s objectives and our 2050 net zero ambition.

We recommend that you vote FOR the shareholder proposal.

The people named in the enclosed proxy will vote FOR the proposed shareholder resolution unless you tell them to vote AGAINST it.

The text of the proposed shareholder resolution is set out below:

“Resolved: Shareholders request that the Board produce a report, at reasonable cost and omitting propriety information, outlining whether and how Cenovus is aligning its direct and indirect lobbying and public policy advocacy with its net zero goal. The report should be repeated periodically and disclose evaluation criteria and external stakeholders consulted, if any.”

Board and management statement of support of the shareholder proposed resolution

The Board and management recommend voting FOR the shareholder proposed resolution for the following reasons:

The Board and management have carefully considered the proposal and constructively engaged with the proponent. Cenovus recognizes that shareholders and other stakeholders benefit from understanding our lobbying principles, including how our support of indirect lobbying entities is determined and our approach to instances of policy misalignment with those entities. Since receiving the proposal, we have committed to making the following enhancements to our disclosure, to provide further clarity with respect to our lobbying and public advocacy, and additional transparency on our established governance processes:

•	Detailing our positions on key issues related to our policy engagement, including climate policy.

•	Providing the principles guiding our assessment of trade association memberships and our approach to misalignments.

•	Amended our SSR Committee Mandate to formalize its oversight of lobbying and public advocacy.

•

Updated our Code of Business Conduct & Ethics (Code) to clarify that our lobbying and public advocacy must align with our corporate objectives, strategy, targets and ambition, which includes our 2035 climate and GHG emissions target and our 2050 net zero ambition.

These enhancements are further to our existing lobbying practices and disclosures that include:

•	A description of our policies and procedures governing these activities and how we ensure alignment with our corporate objectives, strategy, targets and ambition.

•	Convenient links to our active lobbyist registrations which are updated periodically in accordance with the legal requirements of the jurisdictions where we operate.

•

Information in our ESG report about our work with Pathways Alliance, advocacy efforts in support of incentivizing decarbonization, commitment to supporting Canada’s commitment to the Paris Agreement and ambition to achieve net zero emissions from our operations by 2050.

•	Compliance with applicable lobbying and election laws and reporting requirements in the jurisdictions where we operate.

•	Alignment of our lobbying and public advocacy with our Code, which our directors, officers and staff must annually commit to and abide by.

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•	A robust internal reporting process that requires monthly reporting of lobbying activity from each business unit, reviewed to ensure compliance with the Code.

•

Updates and reports by our Chief Sustainability Officer & Executive Vice-President, Stakeholder Engagement to the Board and SSR Committee on our material lobbying and public policy activities. These matters are also reported to the Board by the SSR Committee Chair.

The Board and management believe that the clarity provided on current lobbying and public policy advocacy practices, and regulated and enhanced voluntary disclosures, which will all be available on cenovus.com, will provide shareholders with sufficient reported information to understand how Cenovus’s direct and indirect lobbying and public policy advocacy activities are aligned with its 2050 net zero ambition. Accordingly, the Board and management recommend voting in favour of the shareholder proposed resolution.

The Board and management’s response to the proponent’s supporting statement:

While we recognize the benefits of enhanced lobbying disclosures and support the shareholder proposed resolution, the Board and management disagree with many of the statements in the proponent’s supporting statement. The proponent’s supporting statement assumes that all lobbying in respect to climate-related policies, including the Canadian government’s proposed cap on oil and gas emissions, is antagonistic and inconsistent with Cenovus’s public support of climate and emissions reduction objectives. We disagree with this assertion. Cenovus is committed to sustainability leadership and is a partner in the transition to a lower-carbon future. Our ESG targets and ambition were approved by the Board following a rigorous process that involved work with external ESG consultants. The targets and ambition, and plans to achieve them, comprise part of our corporate strategy and are embedded in our budget and five-year business plan.

As a partner to the challenges of energy transition and ensuring energy security, Cenovus has a responsibility to engage with governments to ensure they have what they need to make informed and workable policy decisions. We advocate for practical and effective government policy that carefully balances the need to reduce emissions with the need for energy affordability and industrial competitiveness, facilitates global emission reductions, provides regulatory certainty and encourages investment in innovation.

We aim for our interactions with external groups, such as industry associations or organizations we sponsor, to be consistent with our public policy positions, and we’re committed to adhering to high ethical standards when communicating with government officials. We regularly participate in policy discussions as part of our membership with business associations and groups. We provide guidance to encourage alignment of these groups’ ESG stances with that of Cenovus. Where misalignment is encountered, Cenovus advocates the merits of our position as we strive to be a constructive voice in the development of public policy. We firmly believe that in almost all cases it is better to be present and represent a constructive diverse view than to be absent from the dialogue. Participation in such organizations, and engagement in constructive discussion with our peers, does not equate to a misalignment with our stated goals and objectives.

Other business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you (or they) see fit. We are not aware of any other items of business to be considered at the meeting.

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GOVERNANCE

Highlights

Strong governance practices
☑	Robust Code of Business Conduct & Ethics for directors, officers and staff.	☑	Annual dedicated Board meetings on strategy.
		☑	Director access to experts and external advisors.

☑	Prohibition on hedging transactions by directors, officers and staff.	☑	Risk-aware culture overseen by committees with relevant expertise.

☑	Responsive, active and ongoing shareholder engagement.	☑	Annual internal Board evaluations and regular third-party Board evaluations.

☑	Comprehensive clawback policy for executive compensation.	☑	In-depth orientation for new directors.
		☑	Sponsored continuing education for directors.

☑	Significant share ownership requirements for executives and directors.	☑	No issuance of blank-cheque preferred shares.
		☑	Comprehensive shareholder engagement program.

☑ ☑	New generation shareholder rights plan in place. Transparent Board diversity targets and reporting.	☑	All committees responsible for oversight of environmental, social and governance (ESG) risk related to their mandate.

		☑	Transparent ESG reporting (access it on our website at cenovus.com under “Sustainability Reporting”).

IN THIS SECTION YOU WILL FIND:

Overview and structure	Page 17

Ethical business conduct	Page 19

Sustainability and ESG overview	Page 20

Board and executive diversity	Page 23

Board of Directors	Page 26

Committees	Page 28

Position guidelines	Page 31

Board assessment and renewal	Page 31

Director orientation and education	Page 33

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Overview and structure

How we do our work at Cenovus is as important as what we do. We recognize that to deliver consistent, long-term shareholder value we must operate in a responsible manner that maintains and enhances our reputation. Delivering these behaviours requires good governance.

Our Board oversees the management of Cenovus’s business through a robust system of corporate governance and internal controls. This includes a comprehensive set of policies and practices that guide the expected behaviour of our staff, management and Board.

Our governance practices are in compliance with Canadian and U.S. requirements applicable to us.

Our governance structure also includes frameworks, such as our Enterprise Risk Management Policy and the Cenovus Operations Integrity Management System, which help ensure we properly address risk in our business and embed safety and asset integrity in our work. See more about risk on page 27 and in the overview for each committee, starting on page 28.

Our directors and staff are annually required to review and commit to our Code of Business Conduct & Ethics and other key policies and standards. Through our Supplier Code of Business Conduct we also expect our service providers and suppliers to know and understand our corporate values and practices.

We have a number of other channels available to report ethical, financial or workplace concerns, including a confidential third-party operated Integrity Helpline. Stakeholders, including local community residents and other members of the public, and our employees and contractors are encouraged to report any business conduct concerns through the Integrity Helpline or other channels available. You can read more about the Integrity Helpline on page 19.

Legal requirements

Our governance practices meet or exceed all requirements that apply to us in Canada and the U.S. These include securities regulations and rules of the TSX and NYSE.

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Structure

Shareholder engagement

We understand the value of constructive communication and meaningful engagement with our shareholders. Our Board is committed to transparency and informed dialogue with shareholders to assist it in leading Cenovus.

We have a Board Shareholder Communications & Engagement Policy that guides our shareholder communications and sets out our approach to shareholder engagement.

Shareholders and other interested parties can communicate with any director, including our Board Chair, at:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 c/o Corporate Secretary

Communication and external engagement activities

ITEM / ACTIVITY	DESCRIPTION

Shareholder engagement policy	Our Board Shareholder Communications & Engagement Policy reinforces our commitment to meaningful dialogue with shareholders. You can find a copy at cenovus.com.

Conference calls with investment community	Management held quarterly conference calls and webcasts with investors to review financial and operating results. You can find the recording of the most recent call at cenovus.com.

Investor Day	We hold an Investor Day periodically to provide updates on our strategy, outlook and operations. Our last Investor Day was on December 8, 2021.

Management shareholder/investor engagement program	Management attended various investor conferences, as well as held a significant number of other meetings and conference calls with shareholders, noteholders and other investors throughout 2022, including initial engagement with representatives from Climate Engagement Canada (CEC) in connection with Cenovus’s inclusion in the CEC40 focus list, a group of 40 CEC selected TSX-listed companies across various economic sectors that are strategically engaged for the alignment of expectations on climate risk governance, disclosure, and the transition to a low-carbon economy in Canada.

Director shareholder/investor engagement sessions	In December 2022, certain directors held engagement sessions with nine of our larger institutional shareholders, collectively representing approximately 23% of Cenovus’s common shares. Shareholders provided valuable feedback on a variety of topics including Cenovus’s performance, strategy, Board renewal and diversity, director commitments and voting recommendations and results, executive compensation, and approach to ESG and sustainability.

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Ethical business conduct

Our principles and values, together with our Code of Business Conduct & Ethics, Sustainability Policy and Human Rights Policy set out our commitment to conducting business ethically and legally. You can read these policies at cenovus.com.

The CEO, in alignment with his position guidelines, is expected to foster a corporate culture that:

•	Promotes ethical practices, and

•	Encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics (Code)

Our Code applies to all directors, officers and staff. The Code is applicable in all jurisdictions in which Cenovus operates. Go to cenovus.com to read the full Code.

Each year, all directors, officers and staff are asked to review the Code and confirm they understand their responsibilities and agree to the Code requirements. Suppliers and service providers should review the Code and are encouraged to participate on all levels with the principles and guidance it provides.

Annual Code compliance is reported to SSR, which is then reported to the Board. Any waiver of the Code for officers or directors must be made by the Board and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement. No waivers of the Code have been made by the Board.

Integrity Helpline

The Integrity Helpline provides an avenue for staff and stakeholders to communicate concerns about how we conduct our business. The Integrity Helpline is independently operated by a third-party service provider and allows concerns to be made confidentially or anonymously.

Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with our Investigations Standard and Investigations Process. A quarterly report of Integrity Helpline complaints is provided to the relevant Board committees at each regularly scheduled meeting.

Investigations process

Our Investigations Standard and Investigations Process provide effective, consistent and appropriate procedures to properly receive, review and investigate reported incidents that may violate our Code, policies or laws applicable to Cenovus.

Our Investigations Committee conducts and oversees investigations. They report violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. Board committees, including Audit, receive quarterly summaries on the nature and status of ongoing investigations. The committees report any significant or material investigations to our Board.

Policy on Disclosure & Employee Trading

Our Policy on Disclosure & Employee Trading applies to all staff and directors of Cenovus and its subsidiaries. We also have a Restricted Trading & Insider Standard for directors, officers and insiders that provides additional instruction on trading in Cenovus common shares and other securities, insider reporting, the treatment of material non-public information and trading blackouts.

Directors, officers and staff are prohibited from hedging transactions involving Cenovus common shares and other securities.

Compliance with the policy is reported to the Board by the Governance Committee.

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Conflicts of interest

We have a protocol to help our executive team manage in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to:

•	Confirm with the CEO that a potential conflict exists.

•	Provide advice to the Board Chair for advance notice to the affected director.

•	Ensure the portion of pre-meeting materials related to the conflict is not distributed to the affected director.

•	Recommend to the affected director that they abstain from participating in the meeting or excuse themselves from the meeting for that item of business.

Sustainability and ESG overview

We believe striking the right balance among environmental, economic and social considerations creates long-term, sustainable value. Sustainability is embedded in the way we do business. It means:

•	Creating a safe and inclusive workplace.

•	Partnering with local and Indigenous communities.

•	Innovating to minimize our impact on the environment.

We integrate sustainability into our decision-making process and our capital allocation framework to support continued progress toward our ESG targets and help create long-term, sustainable value. We report to our stakeholders on our ESG practices, strategies and progress through our ESG report. You can access our most recent report at cenovus.com.

We remain committed to top-tier safety performance and sustainability leadership. As part of that commitment, we continue to take steps to earn our position as a global energy supplier of choice. In 2022, we continued to make progress on the ESG targets we announced in December 2021. This included progressing carbon capture projects at the Minnedosa Ethanol Plant, Elmworth gas plant, Lloydminster Upgrader and Christina Lake oil sands asset. We also conducted a self-identification survey which is a key step in advancing our commitment to add a diversity target beyond gender in 2023. The Board continued to advance its diversity aspirations, and named Melanie Little, who has more than 20 years of industry experience, including extensive knowledge of the midstream business, to the Board effective January 1, 2023. To read more about diversity on the Board, see page 23.

ESG risk oversight

Our governance structure includes Board and executive oversight, along with policies, standards, processes and procedures to guide the expected behaviours of our staff, how we run our facilities and how we manage risk. ESG risks are considered within our enterprise risk management program, which helps us identify, assess and manage key risks to our business. Key ESG risks, along with other ESG-related topics, are reviewed with the Board and committees on a regular basis.

The Board approves our corporate strategic plan, which takes into account the opportunities and risks to our business, including those related to ESG matters, and have oversight of our approach to sustainability and our related processes and procedures. The four Board committees act in an advisory capacity to the Board and oversee specific ESG risks relating to their respective mandates, which are addressed as required and reported to the Board.

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ESG governance leadership

Board and committee ESG oversight

In 2021 we refreshed the Board and committee mandates to clarify each body’s ESG oversight.

Board. The Board oversees Cenovus’s approach to sustainability and receives reports and recommendations from management and committees on ESG matters for which they are responsible or have oversight. It also reviews Cenovus’s processes and procedures to:

•	Mitigate environmental impacts (including climate change).

•	Address health and safety matters that may arise due to Cenovus’s activities.

•	Consider human capital management.

•	Operate in a manner consistent with good governance and recognized standards.

Audit. The Audit Committee oversees financial impacts from evolving ESG matters, including climate change. In particular, it oversees the potential impact of ESG risks and exposures on Cenovus’s:

•	Access to capital from our lenders, debt investors and equity investors.

•	Access to insurance coverage.

•	Credit ratings.

The Committee also reviews ESG matters related to asset retirement obligations and financial disclosure matters.

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HRC. The HRC Committee oversees human resources and compensation matters. Specific ESG oversight includes:

•	Organization and talent management strategies.

•	People strategy.

•	Culture.

•	Health and wellness.

•	Engagement.

•	Inclusion and diversity (I&D), including progress related to Cenovus’s I&D targets.

•	Compensation, including ESG performance metrics in compensation plans and pension governance.

Governance. The Governance Committee oversees corporate governance and governance of all ESG matters that arise, including Board diversity.

The Committee makes recommendations to the Board on the allocation of oversight of emerging or developing ESG matters to the appropriate committee.

SSR. The SSR Committee stewards our ESG commitments pursuant to our Sustainability Policy. SSR oversees:

•	Sustainability, including safety and health, asset integrity, environment and climate change, and stakeholder engagement policies, performance, reporting and disclosure.

•	Implementation of Cenovus’s ESG strategy.

•	Critical incidents impacting Cenovus’s assets or operations involving environmental damage or reputational impacts.

•	Remedial or mitigating action taken to manage an identified sustainability risk, including environment (including abandonment and reclamation obligations), health, safety or climate change.

Sustainability leadership and activity

Sustainability considerations help shape everything we do. They’re embedded in our strategy, business plans and capital allocation processes. This enables a realistic path to achieve our ESG targets and ambition and supports buy-in across the organization.

Our goal of sustainability leadership is a commitment to continued progress. In 2022, Board and management initiatives were advanced or completed across our ESG focus areas and these included:

•	Conducting an employee self-identification survey which will provide baseline data to support our I&D targets.

•

Advancing Board diversity recruitment efforts, resulting in reaching our Board diversity goals with the appointment of Ms. Little effective January 1, 2023, which increased midstream expertise on our Board while also meeting our aspiration to have at least 40% representation from designated groups (women, Indigenous peoples, persons with disabilities and members of visible minorities) among non-management directors, including at least 30% women, by year-end 2025 and our commitment to have at least 30% women on the Board by the end of our 2023 annual general meeting of shareholders.

•

Expanding the environmental metric in our annual corporate scorecard starting in 2023 to a sustainability performance index, to better reflect our broader approach to sustainability and our five ESG focus areas.

•	Becoming a member of the First Nations Major Projects Coalition’s Sustaining Partners Program, supporting our commitment to Indigenous reconciliation.

ESG report

We recognize the importance of reporting in an open and accountable manner and have been reporting on our sustainability performance since the early 2000s.

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Our reporting is guided by the principles of accuracy, balance, clarity, comparability, reliability and timeliness. In an effort to provide information that is useful to investors and other stakeholders, we align our ESG reporting with:

•	Recommendations from the Task Force on Climate-related Financial Disclosures (TCFD).

•	Guidance from the Sustainability Accounting Standards Board (SASB).

•	Sustainability reporting guidance for the oil and gas industry published by Ipieca, where there is no guidance within SASB.

We also incorporate references to the United Nations Sustainable Development Goals that are most aligned with our ESG focus areas.

In the 2021 ESG report, we included progress to date on our ESG targets and provided further detail on plans to achieve them. We also highlighted relevant actions taken during 2021.

Our 2021 ESG report is available on our website at cenovus.com.

Board and executive diversity

Cenovus recognizes and embraces the benefits of having diverse Board and management teams. Diverse teams include, and make good use of, varying skills, expertise and industry experience, and benefit from different perspectives gained through lived experience.

Current targets and progress – Board and leadership

We report diversity progress in four areas:

•	Board diversity: Women, Indigenous peoples, persons with disabilities and members of visible minorities among non-management Board members.

•	Executive diversity: Women, Indigenous peoples, persons with disabilities and members of visible minorities among executive team members.

•	Women on the Board: Women among non-management Board members.

•	Women in leadership: Women in leadership roles (team lead, coordinator, supervisor or above).

Diversity targets and progress as of March 1, 2023

AREA	TARGET PERCENTAGE	TARGET DATE	CURRENT STATUS	CUMULATIVE PROGRESS	ANNUAL PROGRESS

Board diversity	40	End of 2025	50.0%	+13.6%	+13.6%

Women on the Board	30	End of 2025	33.3%	+6.1%	+6.1%

Women in leadership	30	End of 2030	25.8%	+0.6%	-0.3%

Target percentage indicates representation among non-management members of the Board, which excludes Mr. Pourbaix.

Cumulative progress is calculated from the adoption of the current board diversity targets in November 2021 and from the adoption of the leadership diversity target in December 2021.

Women on the Board In 2022, the Board committed to having at least 30% women on the Board (including Mr. Pourbaix, our non-management director) by the close of the 2023 meeting. As of January 1, 2023, we realized our commitment with four of our 13 (30.7%) directors identifying as women.

Women in leadership Between March 1, 2022, and March 1, 2023, the number of leadership roles increased by 64, of which 14 of the 64 are held by women. Our cumulative progress towards our women in leadership target has increased, though there was a decrease in annual progress. Although various factors (e.g. natural attrition rates, acquisitions, divestitures, retirement etc.) can impact the overall number of leaders at the company at any given time (regardless of gender), the driving circumstance remains that as an industry we have more males than females in our active and potential workforce. To help address this imbalance, Cenovus is strengthening its strategy to attract and retain female employees.

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Current diversity status as of March 1, 2023

	WOMEN		INDIGENOUS PEOPLES		VISIBLE MINORITIES		PERSONS WITH DISABILITIES		NUMBER OF MEMBERS IN GROUP	NUMBER OF INDIVIDUALS THAT ARE MEMBERS OF MORE THAN ONE DESIGNATED GROUP
	#	%	#	%	#	%	#	%

Board	4	30.7%	0	0.0%	2	15.4%	1	7.7%	13	1

Executive	2	18.2%	0	0.0%	1	9.0%	0	0.0%	11	0

Diversity calculations for both the Board and executives above include Mr. Pourbaix.

2022 diversity changes

	WOMEN		2022 PROGRESS	INDIGENOUS PEOPLES		VISIBLE MINORITIES		PERSONS WITH DISABILITIES

	Joined	Left		Joined	Left	Joined	Left	Joined	Left

Board	0	0	–	0	0	0	0	0	0

Executives	1	1	–	0	0	0	0	0	0

On January 1, 2023, Ms. Little joined the Board.

Board Diversity Policy

Our written Board Diversity Policy commits us to seeking highly qualified directors and to consider diversity when determining the best composition for the Board. Our diversity criteria include gender, Indigenous identity, disability, ethnicity, age and other distinctions between directors. The Governance Committee monitors the implementation of the Board Diversity Policy and annually assesses the effectiveness of the policy at achieving our Board diversity objectives.

Diversity targets for directors

In 2021, the Board revised the existing aspirational target included in the Board Diversity Policy to have at least 40% of non-management directors representing designated groups, with at least 30% representation by women, by year-end 2025. Our current Board composition meets our 2025 aspirational targets for Board diversity.

The Board has not established separate targets for each of the number of visible minorities, persons with disabilities or persons with Indigenous identity on the Board. The Board has determined that, at this time, additional targets would not be the most effective way of ensuring the Board is composed of individuals with diverse attributes and backgrounds and believes its current make up reflects the principles of diversity set out in the Board Diversity Policy.

Process

While diversity is an important and valuable consideration, all nominations or appointments are made on merit, in the context of the skills, differences, expertise, experience and independence which the Board as a whole requires to be effective.

The Board engages in an active renewal process, led by the Governance Committee. An external search firm is generally used to identify candidates. Searches focus on well qualified and diverse candidates who will support the evolving business needs of Cenovus. In 2022, the Governance Committee engaged in an active search for a potential new director while applying the aforementioned principles and criteria. These efforts resulted in the recruitment and nomination of Ms. Little, who brings significant midstream expertise to our Board. Read more about our Board renewal process on page 31.

The Governance Committee and the Board are satisfied that new director candidates selected are the right candidates for the Board based on the skills, expertise and experience Cenovus needs, including relating to ESG and climate considerations.

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Diversity targets for leadership and executives

In December 2021, Cenovus announced new ESG targets, including a target to increase women in leadership roles (team lead, coordinator, supervisor or above, including women in executive officer positions) to 30% by year-end 2030.

Cenovus has not yet adopted any formal targets or timelines for representation of Indigenous peoples, persons with disabilities or members of visible minorities among executive positions. We conducted a voluntary diversity self-identification survey in 2022 to establish a baseline and to help inform setting an additional diversity, equity and inclusion target for employees, including executives, beyond gender in 2023.

Process

A key role of our Board is to ensure that our executive team has the varying skills, expertise and industry experience to be effective. The Board is committed to identifying and appointing executive officers who are members of underrepresented groups. Diversity criteria for executives include gender, Indigenous identity, disability, ethnicity, age and other distinctions.

We do not have a formal framework for the representation of designated groups in executive officer appointments, however we are mindful of the importance and value of having a diverse representation of designated groups on senior management. One way we are growing diversity in our senior management pipeline is a succession plan that includes almost 50% female candidates.

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Board of Directors

Independence

All but one of our current directors is independent. Mr. Pourbaix is our President & CEO and, as an executive of Cenovus, is not independent. Following the Meeting, Mr. Pourbaix will assume the role of Executive Chair and Mr. McKenzie, who is a director nominee, will become CEO. Both will continue to be executives of Cenovus and will not be independent. To ensure the continued independence of the Board, following the Meeting Mr. Mongeau will assume the role of Lead Independent Director. See page 2 for more information.

The Board reviews director independence annually. The Board looks at the business, family and other relationships of each director and considers whether there is any material relationship, including relationships which could, in the view of the Board, interfere with the director’s independent judgement.

The Board reviewed the independence of Mr. Fok and Mr. Sixt in light of their involvement in the Husky Energy Inc. (Husky Energy) transaction. In 2022, the Board considered the amount of time since the transaction, input from each of Mr. Fok and Mr. Sixt, and the Canadian and New York Stock Exchange (NYSE) standards for director independence in finding both Mr. Fok and Mr. Sixt to be independent. The Board’s assessment of Mr. Fok and Mr. Sixt’s independence was re-confirmed in 2023.

Committees

All Board committees are composed entirely of independent directors. See specific committee member requirements starting at page 28 for more information.

Board Chair

Mr. MacPhail, the Board Chair, is independent. The roles of Board Chair and CEO are separate at Cenovus. Mr. MacPhail is not standing for re-election at the Meeting. The roles of Executive Chair and CEO will continue to be separate, with Mr. Pourbaix as Executive Chair and Mr. McKenzie as CEO.

Meetings

All Board and committee meetings include a scheduled session with only independent directors. No members of management are present, which facilitates open and candid discussion.

Roles and responsibilities

The Board’s key roles are to:

•	Appoint a competent executive team.

•	Oversee the management of the business.

In support of these roles, the Board employs a system of corporate governance and internal controls to ensure ethical and legal corporate conduct.

The corporate governance system includes:

•	Individual director expectations.

•	Defined mandates for the Board and committees (all available at cenovus.com).

•	Position guidelines for the CEO, Board Chair and committee chairs.

Following the Meeting, the mandates and position guidelines reflecting the roles of Executive Chair and Lead Independent Director will become effective.

The Board also has responsibility for approving communications policies. See Schedule B for more information.

Individual director expectations

Cenovus directors are expected to attend all meetings, having reviewed the meeting materials in advance.

Our directors must also follow the Cenovus Code. See page 19 for more details.

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Board Mandate and responsibilities

Our complete Board Mandate is included in Schedule B and available at cenovus.com. The key areas of Board responsibility are set out below.

CEO

•   Appoint.

•   Monitor performance against corporate objectives that maximize shareholder value.

•   Ensure a process is in place that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

Strategic plan

•   Approve annually, including key objectives, operating and financial targets, and risk identification, monitoring and mitigation.

•   Receive regular updates on progress.

•   Approve annual operating and capital budgets.

Compensation	• Approve for CEO. • Approve for Directors. • Approve long-term incentive grants for executive officers and other employees.

Risk management

•   Approve Enterprise Risk Management (ERM) Policy and oversee ERM program (read more below under Risk management).

•   Ensure a system is in place to identify principal risks and that the best practical procedures are in place to monitor and mitigate them.

•   Oversee cyber security risk (read more below under Risk management).

•   Receive regular reports on risk and risk management from committees and management.

Governance

•   Establish corporate governance system, polices and practices to ensure Board functions independently of management.

•   Approve financial statements and other public disclosure.

•   Ensure adequate systems of internal control exists.

•   Approve Code and monitor compliance.

•   Clearly define limits on management’s authority.

Risk management

The Board committees have risk oversight and report to the Board about risks related to each committee’s activities. The Board remains responsible to ensure that a system is in place to identify Cenovus’s principal risks, and oversees certain risks itself.

Oversight of cyber security risk lies with the Board, recognizing the general impact of cyber security on Cenovus’s business. Beginning in 2022, management reports to the Board quarterly on information security and cyber security matters. Cenovus’s cyber security management program is a risk-centric program ensuring cyber security risks are identified, analyzed and managed throughout their life cycle, and falls under the overarching ERM program. Cenovus’s information technology management controls (including Sarbanes-Oxley) are annually audited by an external consultant. Our employees, contractors and directors receive annual information security training and are part of the cyber security awareness program.

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The Governance Committee is responsible for reviewing and recommending to the Board the oversight for principal or emerging risks to each of the Board committees or the Board itself. The general categories of risks overseen by the Board and each of the committees are set out below. Find details of each committee’s risk oversight in the committee descriptions starting on page 28.

BOARD OF DIRECTORS

• CORPORATE STRATEGY • ENTERPRISE RISK MANAGEMENT PROGRAM • CYBER SECURITY

AUDIT	GOVERNANCE	HUMAN RESOURCES & COMPENSATION	SAFETY, SUSTAINABILITY & RESERVES

• Financial reporting • Financial statements and controls • Internal and external auditor	• Board and corporate governance • Director nomination and compensation • Strategic market risk management	• Compensation and benefit programs, including executive compensation • People strategy and I&D	• Safety and health • Sustainability-related matters • Reserves reporting

Committees

Our committees assist the Board in overseeing our business. The committees allow for a division of the workload, including risk oversight in specific areas, and a concentration of expertise relevant to their work. A chart of our committees, committee members and 2022 director attendance at meetings is on page 48. More details on Board and committee ESG oversight is on pages 21 and 22.

Audit Committee

Members. Mongeau (Chair), Kinney, Marcogliese and Shaw.

Member requirements. All members of Audit are financially literate and independent according to Canadian securities laws. The Board has designated Mr. Mongeau and Ms. Kinney as audit committee financial experts.

Members may not serve on more than two other public company audit committees without Board approval. The Board considers whether the member’s ability to effectively serve Audit will be impaired by additional commitments.

Primary responsibilities. Oversees and reviews our market risk management framework and management’s identification of significant financial risks or exposures. It meets regularly to review reports and discuss significant risk areas with internal and external auditors.

Primary duties. Oversees and monitors:

•

The effectiveness of our accounting and financial reporting processes, including the integrity of financial statements, the system of internal controls regarding accounting and financial reporting disclosure and compliance.

•	Our market risk management framework, including supporting guidelines and policies on the management of commodity price, currency (foreign exchange) and interest rate market risk.

•	Management’s identification and risk management processes for principal financial risks.

•	The qualifications, independence and performance of the external auditor and internal audit group.

Audit oversees audits of our financial statements. It also provides an avenue for communication among the external auditor, management, the internal audit group and the Board.

Risks overseen. Reviews or oversees and reports to the Board about risks related to:

•	The design and operating effectiveness of our market risk management control framework and the processes to manage such risks.

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•	Non-compliance with regulations and policies relating to matters within the Committee’s mandate.

•	All financial filings and public documents, including Cenovus’s and any subsidiary with public securities’ annual audited financial statements and related documents.

•	All unaudited financial statements and related documents, and other filings and public documents, as to financial information.

•	The evaluation, appointment, compensation, retention and work of the external auditor.

•	Together with management, the appointment, compensation, replacement, reassignment or dismissal of the head of internal audit.

•	Significant financial risks or exposures, including those related to ESG matters, such as climate change.

•	The receipt, retention and treatment of complaints received by Cenovus regarding accounting, internal accounting controls or auditing matters.

•	Principal or emerging risks assigned to the Committee by the Board, as recommended by the Governance Committee.

Governance Committee

Members. Kvisle (Chair), Kwok, MacPhail, Sixt and Zygocki. Following the Meeting, Mr. MacPhail will retire and Mr. Mongeau will join Governance.

Member requirements. All members of Governance are independent directors according to Canadian securities laws.

Primary responsibilities. Assists and makes recommendations to the Board on corporate governance matters, including issues or principles related to risk governance, allocation of principal and emerging risk oversight, as well as strategic market risk management. Also assists with Board composition and nomination, and director compensation.

Primary duties. Reviews and makes recommendations to the Board on:

•	Corporate governance principles for Cenovus.

•	Appropriate changes and updates to Board and committee mandates.

•	Succession planning for the Board as a whole, including:

○	Assessing the progress on diversity objectives.

○	Reviewing the effectiveness of the Board Chair.

○	Identifying and recommending individuals qualified to become Board members.

○	Annually recommending nominees for election to the Board at the annual meeting.

•	Overseeing evaluations of the Board, its committees and the directors (see page 31 for more).

•	Compensation and share ownership guidelines for directors (see pages 54 to 59 for more).

•

The direction and effectiveness of management’s strategic market risk management programs related to commodity price, currency (foreign exchange), and interest rate market risk, and review of the program principles, design and performance.

•	Governance of ESG matters, including allocating oversight of emerging or developing ESG matters to the appropriate Board committee.

Governance Committee approves the succession planning process for the CEO and also monitors best practices among major Canadian and U.S. companies to ensure Cenovus holds itself to a high standard of corporate governance.

Risks overseen. Reviews or oversees and reports to the Board on risks related to:

•	Corporate governance, including issues related to risk governance, Directors’ compensation, Director nomination proposals, shareholder proposals and engagement.

•	Effectiveness of management’s strategic market risk management programs.

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Human Resources and Compensation Committee (HRC)

Members. Zygocki (Chair), Casey, Kvisle, Kwok and Little

Please see page 64, for information on their qualifications related to human resources and compensation.

Member requirements. All members of HRC are independent according to Canadian securities laws.

Primary responsibilities. Makes recommendations to the Board on compensation and human resources matters. HRC also assists the Board in carrying out its responsibilities as sponsor of Cenovus’s pension plans and non-pension saving and investment plans.

Primary duties. Reviews and makes recommendations to the Board on:

•	Organization-wide people strategy, including culture, engagement, and I&D in support of Cenovus’s business strategy.

•	Compensation philosophy and design of compensation programs and plans.

•	Executive and employee compensation.

•	Succession planning for senior management, including annually (at a minimum) reviewing with CEO and Senior Vice-President, People Services:

○	Succession plans, including long-term executive development to ensure leadership sustainability and continuity.

○	The internal talent pool.

○	Retirements, illness, disability and unplanned absences.

•	Performance metrics (including ESG, operating and financial) in annual and long-term compensation plans.

HRC also reports and makes recommendations to the Board on information provided by our management pension committees on our pension plans and non-pension savings and investment plans. See page 76 for more details.

Risks overseen. Reviews or oversees and reports to the Board on risks related to:

•	People strategy, culture, engagement, I&D.

•	Compensation and benefit programs.

•	Annual and long-term incentives.

•	Pension and investment matters.

•	Cenovus’s financial and reputational well-being related to compensation and benefit policies and incentives.

•	Principal or emerging risks allocated to the Committee by the Board as recommended by the Governance Committee.

Safety, Sustainability and Reserves Committee (SSR)

Members. Marcogliese (Chair), Casey, Kinney, Little, Mongeau and Shaw

Member requirements. All members of SSR are independent according to Canadian securities laws.

Primary responsibilities. Oversees and monitors our commitments to promoting a culture of safety, integrating the Sustainability Policy into our practices and behaviours, and compliance with our Code. The committee also reviews matters related to our reserves and resources, including public disclosure.

Primary duties. Reviews and reports or makes recommendations to the Board on:

•	Implementation by management of policies and procedures regarding process and occupational safety performance.

•	Integration of the Sustainability Policy, including social, environmental and economic considerations throughout the business.

•	Changes to and compliance with our Code.

•	Cenovus’s procedures regarding the disclosure of oil and gas activities under applicable regulations.

•	Annual selection of the independent qualified reserves evaluators.

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•	Approval of expected fees of the independent qualified reserves evaluators.

•	Reserves data disclosure.

•	Disclosure on matters addressed in the Sustainability Policy, including ESG disclosure.

SSR also stewards our ESG commitments under the Sustainability Policy. See page 22 for more details.

Risks overseen. Reviews, or oversees and reports to the Board on risks related to:

•	Safety performance and programs in place to mitigate safety incidents.

•	Non-compliance with regulations and policies relating to matters within the Committee’s mandate.

•	Alignment of Cenovus’s direct and indirect lobbying and public advocacy activities, including political contributions, with its corporate objectives, strategy, targets and ambition.

•	Reserves governance and resource disclosure data and the procedures relating to the disclosure of such information.

•

Sustainability, including safety and health, environment and climate change, engagement with the public including Indigenous and other communities, and related ethical and reputational impacts and disclosure.

•	Persistent trends and high-risk observations resulting from periodic management system assurance activities.

•	Remedial or mitigating actions taken to manage identified health and safety, environment and climate change, and other sustainability risks, including abandonment and reclamation obligations.

•	Principal or emerging risks allocated to the Committee by the Board as recommended by the Governance Committee.

Position guidelines

The Board has approved general guidelines for the CEO, the Board Chair and the committee chairs. Go to cenovus.com for full copies of each of the guidelines.

CEO. The CEO’s main responsibility is leadership of the business and operations of Cenovus. The CEO is responsible for aligning the company with the corporate strategy and objectives approved by the Board. The CEO may only take action within the authority limits delegated by the Board.

Board Chair. The Board Chair’s main responsibility is to provide overall leadership to the Board. The Chair is responsible to enhance the effectiveness of the Board, the committees and the individual directors of the Board.

Committee Chairs. The main responsibility of the Chair of any Board committee is to effectively manage the duties of the committee. The Committee Chair ensures the Committee is properly organized, functions effectively and meets its obligations and responsibilities.

Board assessment and renewal

The Governance Committee is responsible for both Board assessment and renewal. Board assessment includes the annual evaluation of the effectiveness of the Board, committees and each director. Board renewal activities identify the skills, expertise, experience and diversity required to effectively oversee our business activities.

Board assessment

Board assessments are conducted by an external third party at least every three years. The last external assessment was administered in 2020. It included confidential effectiveness questionnaires, individual interviews, and self and peer evaluations of all directors. A final report was presented to the Board and each individual director was also provided a confidential performance evaluation.

We completed an internal Board assessment in 2022. The Board Chair met with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in this work, each director completes an anonymous effectiveness questionnaire annually, as well as self and peer evaluation forms.

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The Chair of the Governance Committee also meets with the Board Chair to discuss their effectiveness. The Governance Committee also assesses:

•	The adequacy of information given to directors.

•	Communication between our Board and management.

•	The processes of the Board and Board committees.

The Governance Committee recommends to our Board any changes to enhance the overall effectiveness of the Board and its committees.

Board renewal

Our Board composition and renewal reviews are a continuous process. The Governance Committee annually reviews each director’s knowledge, skills, experience and meaningful contributions, using the skill matrix set out on page 49. The Governance Committee also identifies retiring Board members.

The Governance Committee and Board identify those gaps in skill, expertise and industry experience that are most important to Cenovus in light of best practices, the Board Mandate, the Board Diversity Policy and our long-term plans. The Governance Committee regularly considers potential director candidates to ensure continuous Board renewal.

At least every five years, the Board will consider whether to set up a renewal program to achieve the desirable Board composition in a reasonable period of time.

Director nominee identification process

Governance develops criteria for prospective director candidates and identifies, evaluates and recommends nominees to the Board. The Committee receives suggestions for candidates from current directors, the CEO and, when appropriate, search firms. Our fully independent Committee ensures an objective nomination process.

Governance reviews skill gaps and diversity when evaluating potential directors and recommends to the Board highly qualified candidates who demonstrate integrity and suitability for overseeing management.

Board Diversity Policy

Cenovus recognizes and embraces the benefits of having a diverse Board that makes good use of various skills, expertise and industry experience and includes diversity on numerous fronts.

See page 23 for more information on the diversity of the Board. You can find the full Board Diversity Policy at cenovus.com.

Board renewal mechanisms

BOARD RENEWAL MECHANISMS

Age limit	Tenure limit	Other mechanisms for Board renewal

No	Yes: 12-year term limit	Board Diversity Policy and annual Board Assessment

Term limits

To balance the benefit of experience and the need for renewal and new perspectives, the Board has established a 12-year term limit for non-executive directors. This balance ensures that we always have new perspectives, ideas and business strategies while maintaining critical understanding of Cenovus and our business on the Board.

Under the Board Term Limit Policy, the Board has discretion to recommend that a director’s term be extended or request the resignation of a director before the expiration of the 12-year term.

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Age limits

Cenovus, recognizing the ability of both younger and older directors to bring insights and perspectives to a diverse Board, does not have an age limit for directors. Instead, director re-election is based on evaluation of their performance and contributions.

Board interlocks

See page 53 for details of the other public company boards our directors serve on and how we review interlocks among directors.

Director re-election

Governance recommends to the Board those directors to be nominated for re-election. Directors who may be re-elected are evaluated in light of skills, diversity and the performance evaluations conducted under the Board assessment process.

Director orientation and education

Governance implements processes for:

•	Orientation and education of new directors.

•	Continued development of current Board members.

Orientation

We orient new directors to the:

•	Roles of the Board, its committees and individual directors.

•	Nature and operation of our business.

The orientation includes:

•	Sessions with senior management.

•	An overview of Cenovus’s business.

•	Overviews of major producing properties and areas of operations.

Each new director is also encouraged to conduct their own due diligence by meeting independently with our Board Chair, CEO and other directors.

Education

We provide continuing education opportunities for all directors. These opportunities allow directors to enhance their skills and strengthen their understanding of our business. A chart of the education sessions held during 2022 is on page 50.

Directors also meet with management throughout the year, outside of Board or committee meetings, for informal question and answer discussions.

Directors may attend external education programs, at the expense of Cenovus, to assist in their development. The Board Chair participates in decisions about directors participating in external programs.

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THE DIRECTORS

Board diversity

IN THIS SECTION YOU WILL FIND:

Nominees	Page 35

Committee memberships and overall attendance	Page 48

Skills and experience	Page 49

Continuing education	Page 50

Other public company board memberships	Page 51

Interlocking board memberships	Page 53

Cease trade orders, bankruptcies, penalties or sanctions	Page 53

Director compensation	Page 54

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Nominees

Keith M. Casey – Independent Director
Director since April 2020 Age: 56 San Antonio, Texas, U.S. CEO, Pin Oak Group, LLC (private midstream company)	Key skills and experience: • Senior Level Oil & Gas Experience • Refining • Strategic Planning & Execution • Risk Management • Safety, Environment & Health Board committees: HRC SSR

EXPERIENCE
•	CEO of Tatanka Midstream LLC, a private midstream company (2020 to 2022).
•

Executive roles with Andeavor Corporation (formerly Tesoro Corporation), an integrated petroleum refining, logistics and marketing company (2013 to 2018) including: Executive Vice-President Commercial and Value Chain responsible for overseeing the integrated commercial value chain focused on maximizing its asset base through its midstream, infrastructure and refining assets; Executive Vice-President, Operations; and Senior Vice-President, Strategy and Business Development.

•	Vice-President at BP Products North America Inc. (2006 to 2013).
•	Worked in refining industry since 1998.
•	Leadership roles with Praxair Incorporated and Union Carbide Corp. (before 1998).

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS
•	Andeavor Logistics LP (formerly Tesoro Corporation), publicly traded (2014 to 2015).
•	Numerous private midstream companies.

EDUCATION
•	Bachelor of Science in Metallurgical and Materials Engineering, California Polytechnic State University, San Luis Obispo.

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Canning K.N. Fok – Independent Director
Director since January 2021 Age: 71 Hong Kong Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited

Key skills and experience:

•  Executive Officer Experience

•  Strategic Planning & Execution

•  International Markets

•  Broad business experience in the industries of ports, retail, infrastructure, oil & gas and telecommunications

•  Risk Management

Board committees: none

EXPERIENCE
•	Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure, oil & gas and telecommunications company.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

CK Hutchison Holdings Limited (Executive Director and Group Co-Managing Director)		SEHK

CK Infrastructure Holdings Limited (Deputy Chair and Executive Director)		SEHK

HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments, and HK Electric Investments Limited (Chair)	Remuneration	SEHK

Hutchison Port Holdings Management Pte. Limited (Chair) as trustee-manager of Hutchison Port Holdings Trust (HPH Trust)		SGX

Hutchison Telecommunications (Australia) Limited (Chair)	Governance, Nomination & Compensation (Chair)	ASX

Hutchison Telecommunications Hong Kong Holdings Limited (Chair)	Remuneration	SEHK

Power Assets Holdings Limited (Chair)	Remuneration	SEHK

TPG Telecom Limited (Chair)		ASX

PT Indosat Tbk (Deputy President Commissioner)		IDX

PRIOR DIRECTORSHIPS
•	Co-Chair of the board of Husky Energy (a former listed company, combined with Cenovus on January 1, 2021) from August 2000 to December 31, 2020.

EDUCATION
•	Bachelor of Arts, St. John’s University, Minnesota.
•	Diploma in Financial Management, University of New England, Australia.
•	Member and fellow of the Chartered Accountants Australia and New Zealand.

See pages 26 and 51 to 53 for more information on Mr. Fok’s status as an independent director and other public company board memberships.

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Jane E. Kinney – Independent Director
Director since April 2019 Age: 65 Toronto, Ontario, Canada	Key skills and experience: • Financial, Accounting & Capital Markets • Risk Management • Corporate Governance • Cyber Security • Inclusion & Diversity Board committees: Audit SSR

EXPERIENCE
•	Over 30 years providing advisory services to global financial institutions.
•	Extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations.
•

25 years with Deloitte LLP Canada (admitted to the Partnership in 1997) including Vice Chair, Leadership Team with Deloitte (June 2010 to June 2019), Canadian Managing Partner, Quality and Risk (May 2010 to June 2015), Global Chief Risk Officer (June 2010 to May 2012) and Risk and Regulatory Practice Leader (June 1999 to May 2010).

•	Lecturer at University of Manitoba, Dalhousie University and Saint Mary’s University.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Intact Financial Corporation	Audit (Chair) Compliance Review and Corporate Governance	TSX

PRIOR DIRECTORSHIPS
•	Toronto Finance International (Board Chair).
•	Women’s College Hospital Foundation.

EDUCATION
•	Mathematics degree, University of Waterloo.
•	Fellow of the Chartered Professional Accountants of Ontario.

ACCOLADES
•	Math Alumni Achievement Medal from the University of Waterloo.
•	Recognized as one of Canada’s Most Powerful Women by the Women’s Executive Network in 2014.

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Harold (Hal) N. Kvisle – Independent Director
Director since April 2018 Age: 70 Calgary, Alberta, Canada

Key skills and experience:

•  Senior Level Oil & Gas Industry Experience

•  Strategic Planning & Execution

•  Operational & Resource Development

•  Marketing & Transportation

•  Risk Management

Board committees:

Governance (Chair)

HRC

EXPERIENCE

•	President and CEO of Talisman Energy Inc., (now Repsol Oil & Gas Canada Inc.), a publicly traded oil and gas company (September 2012 to May 2015).
•	President and CEO of TransCanada Corporation (now TC Energy Corporation), publicly traded pipeline and power company (2001 to 2010).
•	President, Fletcher Challenge Energy Canada Inc. (prior to joining TC Energy in 1999).
•	Engineering, finance and management positions with Dome Petroleum Limited.
•	Worked in oil and gas since 1975 and utilities and power since 1999.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

ARC Resources Ltd. (Chair)		TSX

Finning International Inc. (Chair)		TSX

PRIOR DIRECTORSHIPS
•	Cona Resources Ltd. (November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund).
•	Talisman Energy Inc. (May 2010 to May 2015).

EDUCATION
•	Bachelor of Science in Engineering, University of Alberta.
•	Master’s in Business Administration, University of Calgary.

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Eva L. Kwok – Independent Director
Director since January 2021 Age: 80 Vancouver, British Columbia, Canada CEO, Amara Holdings Inc. (a private investment holding company)

Key skills and experience:

•  International Markets

•  Risk Management

•  Corporate Governance

•  Strategic Planning & Execution

•  Multinational & Global Business of Asia and various businesses

Board committees:

Governance

HRC

EXPERIENCE
•	Serves as Chair, a director and CEO of Amara Holdings Inc., a private investment holding company.
•

Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company and CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company.

•	Director of Li Ka Shing (Canada) Foundation.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

CK Infrastructure Holdings Limited	Nomination (Chair)	SEHK

CK Life Sciences Int’l., (Holdings) Inc.	Remuneration (Chair)	SEHK

CK Asset Holdings Limited		SEHK

PRIOR DIRECTORSHIPS
•	Husky Energy from August 2000 to March 2021 (when Husky Energy combined with Cenovus).

EDUCATION
•	Master’s degree in Science, University of London.
•	Honorary Doctor of Laws degree, Royal Roads University, British Columbia.

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Melanie A. Little – Independent Director
Director since January 2023 Age: 53 Alpharetta, Georgia, U.S. President and Chief Executive Officer, Colonial Pipeline Company (private pipeline and terminaling company)	Key skills and experience: • Risk Management • Safety, Environment & Health • Climate & Emissions • Corporate Governance • Government & Stakeholder Relations Board committees: HRC SSR

EXPERIENCE
•

Served as Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P., a public partnership that transports, stores and distributes petroleum products (June 2022 to January 2023).

•

During Ms. Little’s 21-year career with Magellan she held a number of senior management positions, including Senior Vice-President, Operations and Environmental / Health Safety and Security Officer (July 2017 to May 2022); Vice-President roles in Operations and Crude Oil Commercial from February 2011 to June 2017; Director of Transportation Services for Refined Products and Marine from June 2007 to January 2011; and environmental, health and safety management roles from January 2004 to May 2007.

•

Manager of Environmental Compliance at The Williams Companies Inc., a public energy provider and infrastructure company, from June 2001 to December 2003, and while on active duty in the U.S. Army, held project management positions in the areas of environmental remediation and civil construction.

•	Ms. Little is also a Director of the International Liquid Terminals Association and The Discovery Lab.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS
•	Diversified Energy Company plc.

EDUCATION
•	Bachelor of Science in Environmental Engineering, United States Military Academy.
•	Master of Science in Civil Engineering, Georgia Institute of Technology.

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Richard J. Marcogliese – Independent Director
Director since April 2016 Age: 70 Alamo, California, U.S. Principal, iRefine, LLC, (a privately owned petroleum refining consulting company)	Key skills and experience: • Refining • Executive Officer Experience • Senior Level Oil & Gas Experience • Safety, Health & Environment • Risk Management Board committees: SSR (Chair) Audit

EXPERIENCE
•	Principal of iRefine, LLC, a privately owned petroleum refining consulting company.
•	Executive Advisor of Pilko & Associates L.P., private chemical and energy advisory company (June 2011 to December 2019).
•	Operations Advisor to NTR Partners III LLC, private investment company (October 2013 to December 2017 and from September 2012 to January 2016).
•

Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.

•	His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation.
•

In 2000, he joined Valero Energy Corporation as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. He held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations (October 2001 to November 2005), Executive Vice President, Operations (December 2005 to October 2007) and Executive Vice President and Chief Operating Officer (October 2007 to December 2010) during which time he was responsible for the operation of Valero’s North American refinery system which processed three million barrels of oil per day.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Delek US Holdings, Inc.	Audit Compensation Environmental, Health and Safety (Chair)	NYSE

PRIOR DIRECTORSHIPS
•	Western States Petroleum Association (past Chair).

EDUCATION
•	Bachelor of Engineering degree in Chemical Engineering, New York University School of Engineering and Science.

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Jonathan M. McKenzie – Non-Independent Director
New Director Nominee Age: 55 Calgary, Alberta, Canada Executive Vice-President & COO Following the Meeting, Mr. McKenzie will become President & CEO

Key skills and experience:

•  Strategic Planning & Execution

•  Financial, Accounting & Capital Markets

•  Senior Level Oil & Gas Industry Experience

•  Executive Officer Experience

•  Risk Management

Board committees: n/a

EXPERIENCE
•	Served as Executive Vice-President & COO of Cenovus since January 1, 2021 and prior to that was Executive Vice-President & CFO from May 2018 to January 1, 2021.
•

More than 20 years of finance and operations experience, mostly in the Canadian oil and gas industry. He was an integral part of Cenovus’s strategic combination with Husky Energy. Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Husky from April 2015 to April 2018.

•

Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd. from April 2011 to April 2015, where he was responsible for all supply, trading and commercial aspects of the company including coordinating business development projects involving pipelines, rail and terminal operations. Prior to that, Mr. McKenzie was at Suncor Energy Inc. for 10 years where he held increasingly senior roles in finance and operations, including operating responsibility for the company’s upgrader in Fort McMurray, with his final position being Vice-President and Controller.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS

None

EDUCATION
•	Chartered Professional Accountant and a member of the Chartered Professional Accountants of Alberta.
•	Bachelor of Commerce degree and a Bachelor of Arts (Economics) degree from the University of Alberta.

As a member of management, Mr. McKenzie complies with the share ownership guidelines for executives. See pages 67 and 80 for more details on the guidelines.

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Claude Mongeau – Independent Director
Director since December 2016 Age: 61 Montréal, Québec, Canada Following the Meeting, Mr. Mongeau will become Lead Independent Director

Key skills and experience:

•  Executive Officer Experience

•  Strategic Planning & Execution

•  Financial, Accounting & Capital Markets

•  Corporate Governance

•  Marketing & Transportation

Board committees:

Audit (Chair)

SSR

EXPERIENCE
•

President and CEO of Canadian National Railway Company (CN) (January 2010 to June 2016) where he served as Executive Vice-President and Chief Financial Officer (October 2000 to December 2009) and Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development (1994 to 2000).

•	Manager, Business Development for Imasco Inc. (1993 to 1994).
•	Partner with Groupe Secor Inc., a management consulting firm providing strategic advice to large Canadian corporations (1989 to 1993).
•	Consultant at Bain & Company (1988 to 1989).

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Norfolk Southern Corporation	Human Capital Management and Compensation Finance and Risk Management Safety	NYSE

The Toronto-Dominion Bank	Audit	TSX, NYSE

PRIOR DIRECTORSHIPS
•	TELUS Corporation (May 2017 to August 2019).
•	Canadian National Railway Company (October 2009 to July 2016).
•	SNC-Lavalin Group Inc. (August 2003 to May 2015).
•	Nortel Networks Corporation and Nortel Networks Limited (June 2006 to August 2009).

EDUCATION
•	Master’s in Business Administration, McGill University.
•	Honorary doctoral degrees from St. Mary’s University and Windsor University.

ACCOLADES
•	Named one of Canada’s Top 40 under 40 in 1997, and selected as Canada’s CFO of the Year in 2005.

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Alexander J. Pourbaix – Non-Independent Director
Director since November 2017 Age: 57 Calgary, Alberta, Canada President & CEO Following the Meeting, Mr. Pourbaix will become Executive Chair of the Board

Key skills and experience:

•  Executive Officer Experience

•  Government & Stakeholder Relations

•  Strategic Planning & Execution

•  Senior Level Oil & Gas Industry Experience

•  Climate & Emissions

Board committees: n/a

EXPERIENCE
•

27 years with TC Energy and its affiliates in a broad range of leadership roles, including Chief Operating Officer (October 2015 to April 2017) during which time he was responsible for commercial activity and overseeing major energy infrastructure projects and operations.

•

Held increasingly senior positions with TC Energy including Executive Vice-President and President, Development (March 2014 to September 2015) when he was responsible for leadership and execution of all growth initiatives, President, Energy & Oil Pipelines (July 2010 to February 2014), and President, Energy (July 2006 to June 2010).

•	During his tenure at TC Energy, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations.
•	Past Chair of the Canadian Association of Petroleum Producers.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Canadian Utilities Limited		TSX

PRIOR DIRECTORSHIPS
•	Trican Well Service Ltd. (May 2012 to December 31, 2019).

EDUCATION
•	Bachelor of Law and Bachelor of Arts, University of Alberta.

As a member of management, Mr. Pourbaix complies with the share ownership guidelines for executives. See pages 67 and 80 for more details on the guidelines.

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Wayne E. Shaw – Independent Director
Director since January 2021 Age: 78 Toronto, Ontario, Canada	Key skills and experience: • Strategic Planning & Execution • Risk Management • Government & Stakeholder Relations • Corporate Governance • Safety, Environment & Health Board committees: Audit SSR

EXPERIENCE
•	Serves as the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012 and serves on the board of directors of a number of private companies.
•	Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors.
•	Director of Li Ka Shing (Canada) Foundation.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS
•	Husky Energy (August 2000 to March 2021 prior to amalgamation with Cenovus).

EDUCATION
•	Bachelor of Arts and Bachelor of Laws degree, University of Alberta.
•	Member of Law Society of Ontario.

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Frank J. Sixt – Independent Director
Director since January 2021 Age: 71 Hong Kong Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited

Key skills and experience:

•  Executive Officer Experience

•  Financial, Accounting & Capital Markets

•  Strategic Planning & Execution

•  International Markets

•  Risk Management

Board committees:

Governance

EXPERIENCE
•

Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company.

•	Director of Li Ka Shing (Canada) Foundation and Li Ka Shing Foundation Limited.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

CK Hutchison Holdings Limited (Executive Director, Group Finance Director and Deputy Managing Director)	Sustainability	SEHK

CK Infrastructure Holdings Limited (Executive Director)		SEHK

HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments Limited and HK Electric Investments Limited (Alternate Director)		SEHK

Hutchison Telecommunications (Australia) Limited (Executive Director and Alternate Director)		ASX

TOM Group Limited (Chair)	Nomination Remuneration	SEHK

TPG Telecom Limited	Governance, Remuneration & Nomination Audit and Risk	ASX

PT Indosat Tbk (Commissioner)	Budget	IDX

PRIOR DIRECTORSHIPS
•	Husky Energy from August 2000 to March 2021 (when Husky Energy combined with Cenovus).

EDUCATION
•	Master’s degree in Arts, McGill University.
•	Bachelor’s degree in Civil Law, Univérsité de Montréal.
•	Member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

See pages 26 and 51 to 53 for more information on Mr. Sixt’s status as an independent director and other public company board memberships.

CENOVUS 2023 CIRCULAR	DIRECTORS | 46

Rhonda I. Zygocki – Independent Director
Director since April 2016 Age: 65 Friday Harbor, Washington, U.S.

Key skills and experience:

•  Senior Level Oil & Gas Industry Experience

•  Strategic Planning & Execution

•  Safety, Environment & Health

•  Government & Stakeholder Relations

•  Operational & Resource Development

Board committees:

HRC (Chair)

Governance

EXPERIENCE
•

34 years with Chevron Corporation including as Executive Vice President, Policy and Planning (March 2011 until retirement in February 2015). In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors.

•

Prior to that, she held a number of senior management and executive leadership positions at Chevron in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs (May 2007 to March 2011) and Vice President, Health, Environment and Safety (April 2003 to May 2007).

•

During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS
•	Woodrow Wilson International Center of Scholars Canada Institute (advisory board member).
•	International Association of Oil and Gas Producers (past Management Committee Chair).

EDUCATION
•	Bachelor’s degree in Civil Engineering, Memorial University of Newfoundland.

ACCOLADES
•	Named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas.
•	Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development (2015).

CENOVUS 2023 CIRCULAR	DIRECTORS | 47

Committee memberships and overall attendance

2022 Committee membership and attendance

DIRECTOR	BOARD	AUDIT	GOVERNANCE	HRC	SSR	TOTAL ATTENDANCE

Casey	10/10			4/4	5/5	19/19 (100%)

Fok	10/10					10/10 (100%)

Kinney	10/10	5/5			5/5	20/20 (100%)

Kvisle	10/10		Chair 5/5	4/4		19/19 (100%)

Kwok	10/10		5/5	4/4		19/19 (100%)

MacPhail (Chair)	10/10	ex officio	5/5	ex officio	ex officio	15/15 (100%)

Marcogliese	10/10	5/5			Chair 5/5	20/20 (100%)

Mongeau	10/10	Chair 5/5			5/5	20/20 (100%)

Pourbaix (CEO)	10/10					10/10 (100%)

Shaw	10/10	5/5			5/5	20/20 (100%)

Sixt	10/10		5/5			15/15 (100%)

Zygocki	10/10		5/5	Chair 4/4		19/19 (100%)

2022 Meetings	120/120	20/20	25/25	16/16	25/25	206/206 (100%)

Mr. Pourbaix, the CEO, is not a member of any Board committee. Where Mr. MacPhail is an ex officio member of a committee, he may only vote when necessary to achieve quorum.

Total / Total Attended does not include ex officio attendance.

The Governance Committee and Board consider and confirm board committee memberships, and committee Chairs, as needed and at least after every annual shareholder meeting.

CENOVUS 2023 CIRCULAR	DIRECTORS | 48

Skills and experience

The table below indicates each director nominee’s level of self-assessed experience or expertise, including board oversight experience, in the areas most important to our Board. In 2022, our skills matrix was refreshed to include the categories “Climate & emissions” and “Inclusion & diversity”.

Director experience: ✓
Level of experience or expertise in a specific area:	• Advanced	• General	• Limited	None

SKILLS AND EXPERIENCE

Oil & gas industry Senior leadership experience at a public oil and gas company.	✓	✓		✓	✓	✓	✓	✓		✓		✓	✓

Executive officer Experience at a major public company.	✓	✓		✓	✓	✓	✓	✓	✓	✓		✓	✓

Strategic planning and execution Experience developing, evaluating, and implementing a corporate strategic plan.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Operational & resource development Experience overseeing oil and gas operations and reserves evaluation.	•	•		•	•	•	•	•	•	•	•	•	•

Refining Experience overseeing refining and processing of crude oil assets.	•	•		•	•	•	•	•	•	•	•	•	•

Marketing & transportation Experience overseeing marketing and/or transportation of crude oil.	•	•		•	•	•	•	•	•	•	•	•

Financial, accounting & capital markets Experience overseeing treasury, accounting and financing activities, and financial literacy.	•	•	•	•	•	•	•	•	•	•	•	•	•

International markets Experience overseeing entities operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments.	•	•	•	•	•	•	•	•	•	•	•	•	•

Risk management Experience overseeing the identification and management of principal risks, and procedures for monitoring and mitigating those risks.	•	•	•	•	•	•	•	•	•	•	•	•	•

Human capital management Experience overseeing compensation philosophy and program design, succession planning, pension and investment plans, and organization and talent management.	•	•	•	•	•	•	•	•	•	•	•	•	•

Government & stakeholder relations Experience overseeing public policy and government and stakeholder relations.	•	•	•	•	•	•	•	•	•	•	•	•	•

Corporate governance Experience overseeing corporate and board governance, including regulatory requirements and best practices.	•	•	•	•	•	•	•	•	•	•	•	•	•

Safety, environment & health Experience overseeing health and safety matters and the identification, evaluation and mitigation of environmental impacts.	•	•	•	•	•	•	•	•	•	•	•	•	•

Cyber security Experience overseeing enterprise-wide cyber security strategy and the design and implementation of programs to identify, manage and evaluate related risks.	•	•	•	•	•	•	•	•	•	•	•	•	•

Inclusion & diversity Experience overseeing initiatives and programs to foster I&D and establishing and/or monitoring performance against targets.	•	•	•	•	•	•	•	•	•	•	•	•	•

Climate & emissions Experience overseeing air quality and climate change impacts (including GHG emissions) and establishing targets and/or monitoring performance.	•	•	•	•	•	•	•	•	•	•	•	•	•

CENOVUS 2023 CIRCULAR	DIRECTORS | 49

As of March 1, 2023, our Board committees are composed of members who are skilled in relevant areas, as shown below.

COMMITTEE	RELEVANT AREA(S) OF EXPERTISE	SKILLED AND EXPERIENCED MEMBERS

Audit	Financial, accounting and capital markets Risk management	4 of 4 (100%) 4 of 4 (100%)

Governance	Corporate governance Government & stakeholder relations Risk management	5 of 5 (100%) 5 of 5 (100%) 5 of 5 (100%)

HRC	Human capital management Inclusion & Diversity	5 of 5 (100%) 5 of 5 (100%)

SSR	Safety, environment & health Government & stakeholder relations Climate & emissions	6 of 6 (100%) 6 of 6 (100%) 6 of 6 (100%)

Continuing education

Director sessions in 2022

SESSION	PRESENTED BY	TIME FRAME	ATTENDEES

Climate Policy Update	Cenovus Stakeholder Engagement Team	October 2022	Casey, Marcogliese, Mongeau, Pourbaix and Shaw

Full Value Chain Education Session	Cenovus Management	October 2022	All directors

Commodity Risk Management Education Session: Overview of Cenovus Assets – Commodity Price Exposures, Risks and Mitigations	Cenovus Marketing, Business Development and Strategy Teams, and Enterprise Risk Team	December 2022	Kvisle, Kwok, MacPhail, Pourbaix, Sixt and Zygocki

The Climate Policy Update and Commodity Risk Management Education Session were recorded and made available for all directors to view. Director viewings of recorded sessions is not reflected in the list of attendees.

CENOVUS 2023 CIRCULAR	DIRECTORS | 50

Other public company board and committee memberships

Our Board does not have a formal policy limiting the number of other public company board memberships our directors may hold. Each nominee is expected to devote sufficient time and energy to effectively carry out their director duties and responsibilities to Cenovus. The Governance Committee and the Board have determined that all current nominees are able to effectively carry out their roles.

Our Audit Committee Mandate states that members may not serve on more than two other public company audit committees without Board consent. The Board must be satisfied that the additional memberships will not impair the ability of the director to effectively serve on our Audit Committee.

Other public company board memberships

DIRECTOR NOMINEE	PUBLIC COMPANY	EXCHANGE(S)

Casey	None

Fok

CK Hutchison Holdings Limited

CK Infrastructure Holdings Limited

HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments, and HK Electric Investments Limited

Hutchison Port Holdings Management Pte. Limited as trustee manager of HPH Trust

Hutchison Telecommunications (Australia) Limited

Hutchison Telecommunications Hong Kong Holdings Limited

Power Assets Holdings Limited

PT Indosat Tbk

TPG Telecom Limited

SEHK SEHK SEHK SGX ASX SEHK SEHK IDX ASX

Kinney	Intact Financial Corporation	TSX

Kvisle	ARC Resources Ltd. Finning International Inc.	TSX TSX

Kwok	CK Asset Holdings Limited CK Life Sciences Int’l (Holdings) Inc. CK Infrastructure Holdings Limited	SEHK SEHK SEHK

Little	None

Marcogliese	Delek U.S. Holdings, Inc.	NYSE

McKenzie	None

Mongeau	Norfolk Southern Corporation The Toronto-Dominion Bank	NYSE TSX / NYSE

Pourbaix	Canadian Utilities Limited	TSX

Shaw	None

Sixt

CK Hutchison Holdings Limited

CK Infrastructure Holdings Limited

HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments and HK Electric Investments Limited

Hutchison Telecommunications (Australia) Limited

PT Indosat Tbk

TOM Group Limited

TPG Telecom Limited

SEHK SEHK SEHK ASX IDX SEHK ASX

Zygocki	None

CENOVUS 2023 CIRCULAR	DIRECTORS | 51

Director commitments

Mr. Fok and Mr. Sixt are each an executive director of CK Hutchison Holdings Limited (CK Hutchison), a multinational conglomerate with diverse businesses in about 50 countries/markets (CKHH Group). As executive directors of CK Hutchison, they have oversight of – and are also directors or in a director-type role of – the public companies listed above, all of which are either subsidiaries or associated companies of CKHH Group (as disclosed in CKHH’s 2021 annual report).

Mr. Fok, as Group Co-Managing Director of CK Hutchison, is responsible for overseeing and delivering operational performance of the CKHH Group, and is accountable to the CK Hutchison board for all CKHH Group operations.

Mr. Sixt, as Group Finance Director and Deputy Managing Director of CK Hutchison, helps the CKHH Group businesses ensure that funding requirements are met and monitors the operating and financial performance of its businesses against plans and budgets.

As summarized in the table below, the CKHH Group indirectly holds an over 20% interest in each public company of which Mr. Fok and Mr. Sixt are directors or commissioners, as described in each entity’s 2021 annual report. Mr. Fok and Mr. Sixt are not personally compensated for the majority of their directorships of CKHH Group companies. Instead, director fees, if any, are paid to the CKHH Group. All of Mr. Fok and Mr. Sixt’s other public company board positions are with entities that are part of the CKHH Group:

OTHER PUBLIC COMPANY BOARDS	FOK	SIXT	PRINCIPAL ACTIVITIES	CKHH GROUP INTEREST

CK Hutchison Holdings Limited	•	•	Multinational conglomerate	Ultimate parent company

CK Infrastructure Holdings Limited	•	•	Holding company	Subsidiary	Over 50% interest (Director fees, if any, paid to CKHH Group)
Hutchison Telecommunications (Australia) Limited	•	•	Holding company	Subsidiary
Hutchison Telecommunications Hong Kong Holdings Limited	•		Holding company of mobile telecommunications services	Subsidiary

Power Assets Holdings Limited	•		Investment in energy and utility related businesses	Associate(1)	Less than 50% interest (Director fees paid to CKHH Group)
Hutchison Port Holdings Management Pte. Limited as trustee manager of Hutchison Port Holdings Trust	•		Container port business trust	Associate
TPG Telecom Limited	•	•	Telecommunications services	Associate(2)
HK Electric Investments Manager Limited as trustee-manager for HK Electric Investments, and HK Electric Investments Limited	•	•	Investment holding and trust administration	Associate(3)

PT Indosat Tbk	•	•	Telecommunications services	Associate	Less than 50% interest
TOM Group Limited		•	Technology and media	Associate

(1)	Interest held by CK Infrastructure Holdings Limited.
(2)	Interest held by Hutchison Telecommunications (Australia) Limited.
(3)	Interest held by Power Assets Holdings Limited.

Board assessment of Director commitments

The Cenovus Board has determined that each of Mr. Fok and Mr. Sixt’s outside directorships will not interfere with their independent judgment and ability to act with regard to the interests of all the shareholders of Cenovus.

The Board is also satisfied that both Mr. Fok and Mr. Sixt are able to devote sufficient time to fulfil their responsibilities and duties as members of the Cenovus Board. Each of Mr. Fok and Mr. Sixt, as former members of the Husky Energy board of directors and as members of the Board starting in 2021, have historically and consistently demonstrated strong commitment, and the ability to devote sufficient time to discharge their responsibilities as directors. In 2022, Mr. Fok and Mr. Sixt’s Cenovus Board meeting attendance was 100%. In addition, in 2021 Mr. Fok and Mr. Sixt’s aggregate meeting attendance at their other public company boards was respectively 90% and 86%.

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Mr. Fok and Mr. Sixt’s combined years of experience serving on Husky Energy’s board prior to its combination with Cenovus in 2021, gives them a unique and strong understanding of the legacy Husky Energy business, as well as assets and key markets which were new to Cenovus, including offshore assets in Asia Pacific and Atlantic Canada and midstream and downstream assets across Canada and the U.S. Mr. Fok and Mr. Sixt’s external directorships and multinational experience have given them extensive knowledge and experience which makes them valuable members of the Board.

The Board has determined that these interlocking memberships do not impair the ability of any of Mr. Fok, Ms. Kwok or Mr. Sixt to exercise independent judgment as members of the Board.

Interlocking board memberships

Our Board considers it good governance to avoid interlocking relationships (where directors serve together on the same outside boards or committees), if possible. The Board examines each situation on its own merits, looking at any material relationships that may affect independence.

Interlocks

COMPANY	FOK	SIXT	KWOK	COMMITTEE INTERLOCKS

CK Hutchison Holdings Limited	•	•		None

CK Infrastructure Holdings Limited	•	•	•	None

HK Electric Investments Manager Limited as trustee-manager for HK Electric Investments, and HK Electric Investments Limited	•	•		None

Hutchison Telecommunications (Australia) Limited	•	•		None

PT Indosat Tbk	•	•		None

TPG Telecom Limited	•	•		None

The Board has determined that these interlocking memberships do not impair the ability of any of Mr. Fok, Ms. Kwok or Mr. Sixt to exercise independent judgment as members of the Cenovus Board.

Cease trade orders, bankruptcies, penalties or sanctions

To our knowledge, none of our directors have been subject to a cease trade order (now or within the last 10 years), a bankruptcy (now or within the last 10 years), or penalties or sanctions (ever), as detailed below.

AREA	RESPONSE

Cease trade orders – Now or within the past 10 years, has any director been a director, CEO or CFO of any company that was subject to a cease trade order while the person acted as a director, CEO or CFO in that capacity or because of an event that occurred while the person acted in that capacity?	No

Bankruptcy – Now or within the past 10 years, has any director been a director or executive officer of any company that was or became bankrupt, had bankruptcy or insolvency proceedings started against it, had an arrangement with creditors or had a receiver appointed to hold its assets while the person acted in that capacity or within one year of the person ceasing to act in that capacity?	No

Personal bankruptcy – Now or within the past 10 years, has any director become bankrupt, had bankruptcy or insolvency proceedings started against them, had an arrangement with creditors or had a receiver appointed to hold their assets?	No

Penalties and sanctions – Has any director been subject to any penalties or sanctions imposed by a court or securities regulatory authority or entered into a settlement agreement with a securities regulatory authority or had other sanctions or penalties a shareholder may consider important when voting for a director?	No

CENOVUS 2023 CIRCULAR	DIRECTORS | 53

Director compensation

Philosophy

Our compensation for non-employee directors is designed to serve three purposes:

•	Attract individuals with the qualities, expertise and industry experience needed to be effective stewards of Cenovus.

•	Reflect the time commitment and responsibilities assumed when serving on our Board and its committees.

•	Align our directors’ interests with those of our shareholders.

Governance

The Governance Committee reviews and makes recommendations to the Board about compensation and share ownership guidelines for directors who are not employees.

The Committee engages an independent consultant to benchmark director compensation using the same peer group as we use for executive compensation (see page 69 for more details). The consultant also provides information on board compensation governance and best practice trends.

The Committee makes recommendations to the Board considering the:

•	Advice, peer data and recommendations of the consultant.

•	Recommendations and materials provided by management.

The Committee has full discretion over the recommendations it makes to the Board on director compensation.

Overview

We have a flat fee structure for director compensation. The structure eliminates meeting fees and uses a fixed grant date value for deferred share units (DSUs) awarded to directors. Our flat fee program:

•	Reduces variability of directors’ fees.

•	Promotes efficiency, objectivity and independence of directors as stewards of Cenovus.

•	Reduces administrative costs and complexity.

•	Reflects the time commitment of directors.

•	Aligns director compensation with shareholder interests.

The CEO does not receive director compensation. See page 81 for details of Mr. Pourbaix’s compensation. Upon transitioning to the role of Executive Chair following the Meeting, Mr. Pourbaix will not receive director compensation.

2022 changes to director compensation structure

In 2021, the Governance Committee reviewed director compensation in light of Cenovus’s increased size, scale and diversity of business following the Husky Energy transaction. The review looked at Cenovus’s practices relative to our Executive Compensation Peer Group and other select peers to confirm alignment with market and best practices. The Committee retained Willis Towers Watson (now WTW) to consult on director compensation.

The Committee reviewed the analysis of WTW and recommended changes to the Board for approval. The Board approved revised director compensation that increased DSU annual grants, and Board and committee retainers. Before the approved changes, these programs were below the 25th percentile compared to our Executive Compensation Peer Group. Following the changes, these programs are now just below the 50th percentile.

WTW’s review identified that other elements of the program design, including the flat fee and share ownership guidelines, were consistent with peer practice and so remained unchanged.

Cenovus also increased the travel fee for directors not normally resident in Canada or the U.S. who travel outside of their country of residence to attend a Board or committee meeting. The revised travel fee better reflects travel time commitments for those directors coming from outside Canada or the U.S.

CENOVUS 2023 CIRCULAR	DIRECTORS | 54

The changes to director compensation:

•	Reflect the greater expected time commitment of directors in light of Cenovus’s increased size, scale and diversity of business following the Husky Energy transaction.

•	Align compensation with that of similar companies for recruitment and retention purposes.

•	Continue to align director compensation with the interests of shareholders.

Director DSU Plan

Each non-employee director receives an annual grant under our Director DSU Plan. DSUs are ownership interests that have the same economic value as common shares. DSUs are not voting securities.

DSUs vest immediately and accrue dividend equivalents when dividends are paid on common shares.

New directors receive an initial grant of DSUs upon joining the Board. Directors may also elect to receive any or all of their remuneration in the form of DSUs.

DSUs may only be redeemed after a director leaves Cenovus (resigns, retires or is terminated). DSUs must be redeemed by December 15 of the year after the director leaves the Board.

When redeemed, the current value of DSUs is paid to the director in cash, less any taxes or withholdings. The current value is the number of DSUs in the director’s account on the day they are redeemed multiplied by the market value.

The market value of DSUs is the average trading price (volume weighted) of a Cenovus common share on the Toronto Stock Exchange (TSX) over the five trading days immediately before a grant or redemption.

Special rules apply to directors who are U.S. taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable.

2022 director compensation structure

ROLE	FEES ($)

Board Chair
Annual retainer	195,000
Annual DSU award	285,000

Other non-employee directors
Annual retainer	90,000
Annual DSU award	150,000

Annual committee chair retainers (paid in addition to retainers and awards above)
Audit	30,000
Governance	20,000
HRC	25,000
SSR and any other committee not listed	20,000

Committee members (excluding respective committee chair)
Annual committee member retainer	10,000

All non-employee directors (as applicable)
Travel fee (per instance)	1,500
International travel fee (per instance)	3,000

The Board Chair does not receive a committee member retainer for the committees on which they serve as an ex officio non-voting member (Audit, HRC and SSR).

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Annual retainers are pro-rated for periods of partial service. The travel fee is paid when a director travels to a Board or committee meeting location which is:

•	Outside of the province or state of their normal residence.

•	Outside the country of their normal residence, if they are not resident in Canada or the U.S.

Director compensation table

Compensation to non-employee directors for the year ended December 31, 2022 is set out below.

DIRECTOR	FEES EARNED ($)	SHARE-BASED AWARDS ($)	TOTAL ($)

Casey	113,000	150,000	263,000

Fok	90,000	150,000	240,000

Kinney	116,000	150,000	266,000

Kvisle	120,000	150,000	270,000

Kwok	111,500	150,000	261,500

MacPhail (Chair)	205,000	285,000	490,000

Marcogliese	123,000	150,000	273,000

Mongeau	131,500	150,000	281,500

Shaw	111,500	150,000	261,500

Sixt	103,000	150,000	253,000

Zygocki	126,500	150,000	276,500

TOTAL	1,351,000	1,785,000	3,136,000

Fees earned includes travel fees.

Share-based awards On January 1, 2022 independent directors received a grant value in DSUs of $285,000 (Chair) and $150,000 (remaining independent directors) converted to DSUs using the volume weighted average price of the common shares on the TSX on the last five trading days prior to the January 1 grant date being: $15.5344.

CENOVUS 2023 CIRCULAR	DIRECTORS | 56

Director retainer DSU elections

In 2022, most of our directors elected to receive all their total compensation in the form of DSUs. By doing so, directors voluntarily enhance their alignment with the interests of our shareholders.

2022 DIRECTOR RETAINER DSU ELECTIONS

Detailed 2022 director fees

DIRECTOR	BOARD RETAINER	COMMITTEE CHAIR RETAINER	COMMITTEE MEMBER RETAINER	TRAVEL FEES	TOTAL FEES EARNED	FEES TAKEN IN DSUs		FEES TAKEN IN CASH
	($)	($)	($)	($)	($)	($)	(%)	($)	(%)

Casey	90,000	–	20,000	3,000	113,000	113,000	100

Fok	90,000	–	–	–	90,000	–		90,000	100

Kinney	90,000	–	20,000	6,000	116,000	116,000	100	–

Kvisle	90,000	20,000	10,000	–	120,000	120,000	100	–

Kwok	90,000	–	20,000	1,500	111,500	111,500	100	–

MacPhail (Chair)	195,000	–	10,000	–	205,000	102,500	50	102,500	50

Marcogliese	90,000	20,000	10,000	3,000	123,000	123,000	100	–

Mongeau	90,000	30,000	10,000	1,500	131,500	131,500	100	–

Shaw	90,000	–	20,000	1,500	111,500	–		111,500	100

Sixt	90,000	–	10,000	3,000	103,000	103,000	100	–

Zygocki	90,000	25,000	10,000	1,500	126,500	126,500	100	–

TOTAL	1,095,000	95,000	140,000	21,000	1,351,000	1,047,000	77	304,000	23

Total excludes the value of the annual DSU award.

CENOVUS 2023 CIRCULAR	DIRECTORS | 57

Outstanding director awards

All our share-based awards for directors are in the form of DSUs, which vest immediately. Cenovus does not grant stock options to non-employee directors.

DIRECTOR	TOTAL DSUs AWARDED/ACCRUED DURING 2022 (#)	VALUE OF DSUs AWARDED/ACCRUED DURING 2022 ($)	TOTAL VALUE OF DSUs HELD AS AT DECEMBER 31, 2022 ($)

Casey	15,660	411,388.00	1,515,148.00

Fok	10,146	266,535.00	678,632.00

Kinney	16,168	424,733.00	2,035,425.00

Kvisle	16,786	440,968.00	2,627,210.00

Kwok	15,196	399,199.00	931,796.00

MacPhail (Chair)	24,967	655,883.00	2,976,574.00

Marcogliese	17,573	461,643.00	3,556,958.00

Mongeau	17,983	472,413.00	3,600,645.00

Shaw	10,146	266,535.00	678,632.00

Sixt	14,819	389,295.00	914,353.00

Zygocki	17,751	466,318.00	3,580,233.00

TOTAL	177,195	4,654,910.00	23,095,606.00

The table above includes:

•	DSUs awarded as an initial grant.

•	DSUs awarded when a director elected to take some or all of their retainers in DSUs.

•	Any dividend equivalents credited, in the form of DSUs, consistent with common share dividends declared in 2022.

The value of DSUs was determined by multiplying the number of DSUs by the closing price of the common shares on the TSX on December 30, 2022 of $26.27.

DSUs vest immediately when they are credited to the director’s account but may be redeemed only upon the departure of the director from Cenovus by resignation, termination or retirement.

Fractional units were excluded from the table.

Director share ownership guidelines

To align their interests with shareholders, directors who are not employees must hold at least three times the value of their annual compensation in common shares. DSUs count as common shares for this purpose. Management directors are subject to executive share ownership guidelines, see page 67.

New directors must reach the guideline within five years of joining the Board.

To address fluctuations in share price that could cause a director to go below the guideline amount, a director may restore any shortfall by December 31 of the following year.

As of March 1, 2023, all our directors complied with the guidelines.

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Director share ownership as of March 1, 2023

	AT-RISK INVESTMENT – BENEFICIAL SHAREHOLDINGS			MULTIPLE OF 2022 COMPENSATION	OWNERSHIP GUIDELINE ($)	STATUS
DIRECTOR	COMMON SHARES ($)	DSUs ($)	TOTAL ($)

Casey	447,405	1,605,409	2,052,815	7.8	789,000	In compliance

Fok	5,066,447	800,125	5,866,572	24.4	720,000	In compliance

Kinney	106,218	2,106,303	2,212,521	8.3	798,000	In compliance

Kvisle	3,768,210	2,676,011	6,444,221	23.8	810,000	In compliance

Kwok	354,363	1,043,819	1,398,183	5.3	784,500	In compliance

Little	–	146,783	146,783	N/A	N/A	In compliance

MacPhail (Chair)	17,601,840	3,144,457	20,746,297	42.3	1,470,000	In compliance

Marcogliese	1,643,850	3,571,049	5,214,899	19.1	819,000	In compliance

Mongeau	8,585,829	3,613,106	12,198,935	43.3	844,500	In compliance

Shaw	324,243	800,125	1,124,368	4.2	784,500	In compliance

Sixt	1,392,569	1,027,027	2,419,595	9.5	759,000	In compliance

Zygocki	1,012,460	3,593,456	4,605,916	16.6	829,500	In compliance

The value of common shares and DSUs in the table above was determined by multiplying the number of common shares and DSUs by $25.29, which was the closing price of our common shares on the TSX on March 1, 2023.

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EXECUTIVE COMPENSATION

Highlights

Strong Compensation Practices

•   100% independent HRC.

•   Independent compensation advisor to HRC.

•   Pay for performance 89% for CEO and 78% for other executives tied to performance.

•   Incentives tied to strategy.

•   Relevant Peer Group (geography, size and industry).

•   Maximum performance share unit (PSU) payout of 2.0 requires relative total shareholder return (RTSR) performance in 90th percentile or greater.

•   Best practice share ownership requirements for executives.

•   Until executives meet ownership guidelines at least 50% of PSU payouts must be used to purchase common shares.

•   Analysis and consideration of realizable pay outcomes.

•   Clawback policy in place for executives.

•   Annual compensation risk assessment.

•   Double-trigger change of control provisions for long-term incentive (LTI) participants.

•   ESG incorporated into annual corporate scorecard and individual performance objectives for executives.

•   No defined benefit pension plan for new hires starting in 2019.

•   Proactively engage with key shareholders and proxy advisory firms.

•   Shareholder approval required for certain amendments to Stock Option Plan.

•   No hedging of Cenovus securities allowed.

•   No repricing of options.

Our Named Executive Officers (NEOs)

Alex J. Pourbaix
President & Chief Executive Officer (CEO)

Jeffrey R. Hart
Executive Vice-President &
Chief Financial Officer (CFO)

Jonathan M. McKenzie
Executive Vice President &
Chief Operating Officer (COO)

Keith A. Chiasson
Executive Vice-President, Downstream
(EVP, Downstream)

J. Drew Zieglgansberger
Executive Vice-President, Natural Gas &
Technical Services (EVP, Natural Gas &
Technical Services)

IN THIS SECTION YOU WILL FIND:
Letter to shareholders	Page 61
Compensation governance	Page 63
Compensation philosophy	Page 68
Elements of 2022 executive compensation program	Page 70
2022 executive compensation	Page 77
NEO profiles	Page 81
Performance graph	Page 86
Compensation tables	Page 88

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Letter to shareholders

Dear fellow shareholders,

In 2022, Cenovus did what it does best – successfully operating a resilient and integrated oil and natural gas leading company with a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. The results of these efforts are reflected in our corporate scorecard which in turn comprises part of our employees’ compensation, including for our executives. The following pages explain Cenovus’s executive compensation philosophy and practices, and how these were applied to reach our executive compensation decisions for 2022.

Opportunities and Challenges Our balanced scorecard, with the 2022 metrics set in late 2021, focuses employees on safety, along with environmental, operational and financial measures that contribute to shareholder value. The company exceeded its targets in some areas and missed in others, most importantly, falling short of our safety targets. Cenovus values safety above all else, and management will re-focus its efforts in 2023 on achieving or exceeding our safety targets. The environmental metrics in the scorecard are also critical to the company’s performance, and in 2022, Cenovus exceeded its goal for reducing greenhouse gas emissions from its operations.

Operationally, the company’s performance largely aligned with our targets for Upstream production, Downstream mechanical availability and Upstream non-fuel operating costs, despite weather and operational challenges in the fourth quarter that impacted downstream operations. The company well exceeded targets for two of the three financial metrics: reported G&A and free funds flows. However, the company missed the threshold for capital investment due to cost overruns on the Superior Refinery rebuild and the impact of inflation.

Overall, Cenovus achieved a corporate score of 111%. You can read more about our corporate scorecard results on page 79 of the Executive compensation section.

During 2022 Cenovus saw additional successes: continuing focus on capital discipline via strengthening our balance sheet and reducing debt, completing the integration of legacy enterprise resource planning platforms, and increasing shareholder returns through the new shareholder returns framework. The company also realized a risk management loss of $1.6 billion in the first half of the year and subsequently suspended crude oil sales price risk management activities due to a stronger balance sheet and strong liquidity.

Pay for Performance We pay for performance, and while management faced both opportunities and challenges in 2022, overall performance was in line with expectations. Cenovus outperformed the majority of the companies in its performance share unit (PSU) peer group, delivering 70% total shareholder returns over the year compared to a median of 61% among the peer group.

Our compensation philosophy is built on a solid governance foundation with principles that remain the focus of our program. Cenovus’s good governance requires few changes, and in 2022, we reaffirmed our compensation philosophy with minor adjustments to our compensation peer group. We also reviewed the parameters of our long-term incentive programs, with the assistance of external consultants, determining they remain appropriate for aligning our executive compensation to shareholder value creation. Please see the Executive compensation section of this circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2022.

Leadership Performance and Transition Mr. Pourbaix has been our President & CEO for over five years, and his total compensation reflects his experience and performance in the role, and his leadership position in our industry. Under his leadership the company continued deleveraging the balance sheet, reducing both total and net debt throughout the year, rolled out our shareholder returns framework, and continued to implement our strategy of owning and operating our assets and divesting non-core operations. He also plays a significant external role on behalf of Cenovus and the industry to advance policies that support a competitive Canadian energy sector, including those related to the Pathways Alliance goal to reduce oil sands emissions.

In 2022 Mr. Pourbaix received $1.85 million in performance bonus payments compared to $4.27 million in 2021. Mr. Pourbaix’s total direct compensation in 2022 was $12.57 million, 8.61% lower than in 2021 which was an exceptional performance year and included extraordinary rewards associated with the Husky transaction. In 2022, 76% of Mr. Pourbaix’s target total direct compensation was tied to share price performance. Full details of his 2022 key results and compensation, as well as that of the other named executive officers, can be found starting on page 81.

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Effective at the conclusion of the Meeting, Mr. Pourbaix will shift to Executive Chair of the Board and Mr. McKenzie will become President & CEO. The HRC Committee and the Board managed the process for a smooth leadership succession and transition, and approved compensation for both roles following our established executive compensation philosophy.

As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices. You can contact us directly at the address set out in the Governance section of this circular.

/s/ Keith A MacPhail

Keith A. MacPhail

Board Chair

/s/ Rhonda I. Zygocki

Rhonda I. Zygocki

HRC Committee Chair

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Compensation Governance

Decision making structure

The HRC assists the Board by reviewing and making recommendations to the Board on compensation and human resources matters. Our Board makes decisions on compensation for the CEO and the HRC makes decisions on compensation for other executives.

The HRC receives information and recommendations from our compensation consultant, the CEO (with respect to performance of other NEOs) and our management.

Decision process

HRC role

The HRC has oversight of and makes recommendations to the Board on Cenovus’s people strategy, culture, engagement and I&D, as appropriate, in support of achieving our business strategy.

The HRC is responsible for:

•	Reviewing corporate goals and objectives relevant to CEO compensation.

•	Evaluating the CEO’s performance against those goals and objectives.

•	Assessing compensation competitiveness relative to market.

•	Based on those factors, recommending CEO pay, including salary, annual performance incentives and LTI awards, to the Board.

•	Making recommendations to the Board on LTI grants for all employees.

•	Approving all other executive employment agreements and compensation.

You can find the full HRC Mandate at cenovus.com.

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HRC membership

Our HRC includes only independent directors, who provide a strong level of leadership and governance over the design and execution of our compensation programs. As set out in the table below, HRC members are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers.

HRC members are well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

MEMBER	HUMAN RESOURCES AND COMPENSATION SKILLS AND EXPERIENCE

Zygocki (Chair)

•   HRC member since April 27, 2016 and Chair since April 25, 2018.

•   Numerous executive leadership positions during her previous 34-year tenure at Chevron Corporation, from which Ms. Zygocki brings a breadth of knowledge and understanding of oil industry compensation practices.

Casey

•   HRC member since April 29, 2020.

•   Executive leadership positions with integrated, refining and midstream oil and gas companies, providing him with in-depth knowledge and understanding of compensation issues throughout the oil and gas industry.

•   As a director and former director of private midstream companies, Mr. Casey is experienced with the governance of compensation and board decisions on compensation matters.

Kvisle

•   HRC member since January 1, 2021.

•   Former President and CEO of Talisman Energy Inc. (now Repsol Oil & Gas Canada Inc.) and TransCanada Corporation (now TC Energy).

•   Director and Chair of both ARC Resources Ltd. and Finning International Inc., and former director of Cona Resources Ltd.

•   In each of these positions, Mr. Kvisle managed or oversaw (board and committee governance level) executive compensation programs in oil and gas, energy and infrastructure companies.

Kwok

•   HRC member since January 1, 2021.

•   As Chair, director and CEO of Amara Holdings Inc. and Chair of the Remuneration Committee of CK Life Sciences Int’l., (Holdings) Inc., Ms. Kwok has in-depth experience with executive compensation matters and decision processes at both the operational and oversight levels.

Little

•   HRC member since January 1, 2023.

•   Executive and senior leadership positions with energy transportation and midstream oil and gas companies, providing her with insight into and experience in human capital and compensation matters.

•   As the former Chair of the Remuneration Committee of Diversified Energy Company plc, Ms. Little is experienced with the governance of compensation and board decisions on compensation matters.

MacPhail (ex officio)

•   Ex officio non-voting HRC member since April 29, 2020 (as Board Chair) and HRC member from April 25, 2018 to April 29, 2020.

•   Director and Board Chair (2003 to 2020) of NuVista and Chair of NuVista’s Corporate Governance & Compensation Committee since 2020 and a member since 2012.

•   Director of CNRL (1993 to 2015) and Director of Bonavista Energy Corporation (formerly Bonavista Petroleum) (1997 to 2020) and Chair (2012 to 2020).

•   In all these positions, Mr. MacPhail oversaw executive compensation programs in oil and natural gas companies.

Full bios of each of the directors are set out beginning on page 35. The Board is satisfied that the collective skills and experience of the members enable HRC to make decisions and recommendations on our compensation policies and practices.

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Compensation consultants

WTW has provided the company with compensation consulting services since Cenovus’s inception. Since 2019, WTW has been the compensation consultant to both management and the HRC. WTW provides advice on compensation philosophy, peer group determinations, policy and program design and risk, executive compensation competitiveness, trends and best practices.

There is a clear and direct reporting relationship between WTW and the HRC. Regular meetings are held between WTW and the HRC without management present. Executive compensation consulting advice is retained and managed directly by the HRC Chair.

As the ongoing services retained by management are standard in nature and do not present any conflicts with the services retained by the HRC, neither the Board nor the HRC must pre-approve the arrangement. Individuals at WTW leading work for the HRC are not involved in or compensated for any other work done by WTW at the request of management. Work for management may include pension and related investment asset management advice.

Executive compensation consultant fees

CONSULTING SERVICE	RETAINED BY	2021 FEES ($)	2022 FEES ($)

Executive compensation	HRC	413,107	411,746

Executive compensation – Husky Energy transaction	HRC	243,892	–

Director compensation	Governance	31,931	–

Other	Management	2,257,271	889,315

TOTAL		2,946,201	1,301,061

Other fees include assistance with pension and benefits (including actuarial services), non-executive compensation advice, corporate risk and brokering services, and services related to the Husky Energy transaction for non-executives. In 2021 and 2022 respectively, $370,792 and $76,903 of other fees were with respect to the Husky Energy transaction.

Consultant’s role in decision process

The advice, information and recommendations provided by WTW are considered by the HRC in its decisions and recommendations, and in the Board’s decisions regarding executive compensation. However, the HRC and the Board do not rely exclusively on WTW’s advice, information and recommendations.

The decisions of the HRC and the Board about executive compensation reflect:

•	Compensation consultant advice and guidance.

•	Current industry trends and best practices.

•	Legal advice.

•	Peer data.

•	Other information and recommendations from management.

•	The discretion of the HRC and the Board.

Compensation risk oversight

The HRC’s primary duties and responsibilities are to:

•	Approve our compensation philosophy and program design.

•	Review potential risks to financial or reputational well-being from our executive compensation program.

•	Recommend to the Board for approval the CEO’s employment agreement, compensation, executive share ownership guidelines and amendments to LTI plans and agreements.

•

Review reports and information from our Management Pension Committees related to our pension plans and non-pension savings and investment plans, and convey information and recommendations to the Board.

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•	Approve and report to the Board on executive employment agreements and compensation, succession planning for executives and performance measures for annual and long-term incentive plans.

The executive compensation program design considers the risks that we are exposed to in pursuit of our strategic objectives. Executive compensation is linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. Effective risk management and sound operational business practices and controls are aligned to shareholder value creation through the linkage of over 50% of executive compensation to share price and its relative strength compared to peers.

WTW completed a compensation risk assessment in the fall of 2022. The purpose of the assessment was to identify:

•	Policies and practices that could encourage inappropriate, excessive risk taking by employees.

•	Any risks arising from our compensation policies, incentive programs and practices that would be likely to have a material adverse effect on Cenovus.

There were no risks identified that would be reasonably likely to have a material adverse effect on Cenovus.

In addition, we utilize the below policies to reduce compensation-related risk.

Clawback Policy

In March 2020, we adopted a Clawback Policy applicable to all executive officers. Under the policy and in certain situations, the Board has the discretion to:

•	Cancel any annual performance incentive (bonus) payments or unvested long-term incentive awards.

•	Require reimbursement of paid bonuses or incentive awards.

The Board has discretion where:

•

An accounting restatement of any or all of our financial statements is required due to material non-compliance with any financial reporting regulations and the executive officer’s intentional misconduct or fraud caused or materially contributed to the need for the restatement, or

•

The executive officer was financially enriched by their fraud, theft or failure to disclose a material conflict of interest that affected the business, reputation, operations or capital of Cenovus in a manner that resulted in a material decrease in the price of the common shares.

The policy applies to all executives’ incentive-based compensation received since January 1, 2022 and applied to the CEO and COO from March 2020. It is in addition to any other clawback that may apply under law.

Non-competition and non-solicitation provision

Our CEO’s terms of employment include a non-competition and non-solicitation provision. Under the provision, both during employment and for a period of time thereafter, the CEO must have our prior written consent to:

•

Accept employment with or consult for an oil and/or natural gas exploration or production business operating in any area Cenovus operates and who is included in our current PSU Peer Group (see pages 73 and 74 for more information).

•	Solicit, encourage or cause any employee to cease working with Cenovus.

•	Solicit, encourage or cause any service provider to cease doing business with Cenovus.

Cenovus is entitled to both injunctive relief and any other remedies available if the CEO breaches or threatens to breach the provision.

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Executive share ownership guidelines

We believe it is important to closely align the interests of our executives with our shareholders. One way we do this is by requiring executives to hold a minimum number of Cenovus common shares. DSUs and unvested tranches of PSUs where the performance for a relevant period has been determined count as common shares for this purpose.

The executive share ownership guidelines and compliance are reviewed regularly by HRC. Each of our NEOs is in compliance with their share ownership guidelines. See page 80.

EXECUTIVE	SHARE OWNERSHIP GUIDELINE	TIME TO ACCRUE

CEO	6.0 times annual base salary	2 years from appointment

Executive Vice-Presidents	3.0 times annual base salary	5 years from appointment

Compliance with the guidelines is determined based on:

UNIT	VALUED USING THE GREATER OF:

Common shares	Average weighted purchase price	Common share closing price on the TSX at time of compliance measurement
DSUs	Average weighted grant price
Unvested tranches of PSUs	Average weighted grant price

Starting in 2022, executives must use 50% of the after-tax value of all PSU payouts to purchase common shares, until their share ownership guideline is met.

Double-trigger change of control provisions

Starting in 2021, all our LTI grants are subject to double-trigger change of control provisions. The provisions require both a change of control and termination as a result of the change of control for early payout of the grants. This ensures that the interests of shareholders and employees are aligned when considering the benefits of significant transactions.

Prohibition on hedging

Cenovus employees, executives and directors are prohibited from entering into financial derivative transactions which could result in a profit from a decrease in our share price.

Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to offset decreases in the value of Cenovus shares granted or held, directly or indirectly.

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Compensation philosophy

HRC approves and reports to the Board on our compensation philosophy. Our philosophy demonstrates how we align executive interests with the interests of our shareholders, specifically:

•	We pay for performance, reflecting both individual and corporate results, and expected behaviours that align with our business strategy over the short and long-term.

•	Our total compensation opportunity includes salary, annual performance and long-term incentives and benefits to support attraction, retention and engagement.

•

Our total direct compensation (TDC) includes salary, annual performance and long-term incentives and is aimed at the 50th percentile of our Executive Compensation Peer Group for target performance, with flexibility to align pay with performance.

•	We differentiate individual TDC based on capability, performance and potential.

Annual compensation cycle for HRC

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Executive Compensation Peer Group

Our Executive Compensation Peer Group (Peer Group) is used to benchmark the compensation of the executives, including the NEOs. It includes companies with North American oil and gas and related operations or capital intensive or commodity cyclical companies of similar size and complexity, with whom we compete for talent. We look at companies beyond oil and gas to better consider broader market dynamics and appreciating transferability of executive talent.

We decide on our Peer Group by considering several factors, including size, complexity of business, revenue, assets, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure.

In 2022, HRC reviewed the Peer Group for continued alignment with the factors outlined above. Based on the review, HRC approved, starting in 2023, removing ATCO Ltd. from the Peer Group for compensation decisions.

COMPANY	2022 REVENUE ($BILLION)		MARKET CAPITALIZATION ($BILLION)		TOTAL ENTERPRISE VALUE ($BILLION)

ATCO Ltd.	5.0		4.8		18.0

Canadian Natural Resources Limited	42.3		82.9		94.5

Enbridge Inc.	53.3		107.2		198.5

Hess Corporation	14.7	(1)	59.2	(2)	69.1	(2)

Imperial Oil Limited	59.7		38.5		39.2

Nutrien Ltd.	49.3	(1)	50.2	(2)	65.2	(2)

Ovintiv Inc.	16.2	(1)	16.9	(2)	23.0	(2)

Pembina Pipeline Corporation	11.6		25.3		38.1

Suncor Energy Inc.	58.3		57.4		71.1

TC Energy Corporation	15.0		55.0		115.7

Teck Resources Limited	17.3		26.3		33.2

Valero Energy Corporation	229.5	(1)	63.9		79.2	(2)

50th percentile	29.8		52.6		67.2

CENOVUS ENERGY INC.	66.9		50.2		57.8

Source: Bloomberg, Capital IQ and company financial statements

(1)	U.S. dollars converted at the 2022 average annual exchange rate of US $1.00 to C $1.30.
(2)	U.S. dollar values converted at the December 30, 2022 exchange rate of US $1.00 to C $1.35. 2022 revenue is as of the year end of the peer company. All other amounts are as of December 30, 2022.

Similar peer groups of companies are used in determining the RTSR performance for our PSU grants as described on pages 73 and 74. Differences between the Executive Compensation and PSU peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

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Elements of 2022 executive compensation program

Additional information on each of the elements is on the following pages. More information on the Stock Option Plan can be found on page 75 and Schedule A.

Base salary

We determine the base salary of our executives annually. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

We also look at the competitiveness of each executive’s compensation compared to recent market data.

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Annual performance incentive award (bonus)

The annual performance incentive award – or bonus – rewards performance achieved in the year. It is made up of two components: corporate and individual performance. The target opportunity is aligned to the 50th percentile of our Peer Group.

Annual bonus target opportunity

Each NEO has the opportunity to receive an annual bonus based on a percentage target of their base salary and award ranges and weightings.

NEO & TITLE	TARGET OPPORTUNITY (OF SALARY)	AWARD RANGE (OF TARGET OPPORTUNITY)	WEIGHTING (OF TARGET OPPORTUNITY)
			CORPORATE	INDIVIDUAL

Pourbaix, President & CEO	125%	0-200%	80%	20%
Hart, EVP & CFO	70%		70%	30%
McKenzie, EVP & COO	80%
Chiasson, EVP, Downstream	70%
Zieglgansberger, EVP, Natural Gas & Technical Services	70%

2022 NEO annual bonus award

For each NEO we applied the following formula to determine the payout amount for their 2022 annual bonus award.

NEO	BASE SALARY ($)	TARGET OPPORTUNITY (OF SALARY)	CORPORATE AND INDIVIDUAL PERFORMANCE (AWARD x WEIGHTING)			ACTUAL 2022 BONUS
			CORPORATE	+	INDIVIDUAL	(OF SALARY)	($)

Pourbaix	1,300,000	125%	(111% x 80%)		(125% x 20%)	142.25%	1,849,250

Hart	560,000	70%	(111% x 70%)		(130% x 30%)	81.69%	457,464

McKenzie	760,000	80%	(111% x 70%)		(115% x 30%)	89.76%	682,176

Chiasson	575,000	70%	(111% x 70%)		(115% x 30%)	78.54%	451,605

Zieglgansberger	610,000	70%	(111% x 70%)		(115% x 30%)	78.54%	479,094

Corporate performance scorecard

The corporate component of the annual bonus is based on our scorecard. The scorecard measures our business performance in three areas: safety and environment, operations and finance.

Our targets focus performance on key elements of our business and strategy, while observing our corporate risk policies. The targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year.

HRC and the Board assess our corporate performance against the respective targets after the end of each financial year.

Starting in 2023, we have expanded the environmental metric in our scorecard to a sustainability performance index, to better reflect our broader approach to sustainability and each of our five ESG focus areas. The weighting of the metric will also increase from 5% to 10% of the overall scorecard. To read more about our sustainability leadership or our ESG focus areas, see page 22.

Calculation of corporate performance score. The performance score on each measure is multiplied by its weighting, then all the weighted scores are added up. The result is an overall corporate performance score between zero and 200%.

Board and committee discretion. The final score is recommended by HRC to the Board for approval. The Board may exercise discretion, upon recommendation of the HRC Committee, over the final corporate performance score, where considered appropriate and upon consideration of, among things, whether the score appropriately reflects our performance in each area, and the safety and environment, operational and financial outcomes over the course of the year.

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Individual performance

Each year our executives, like all employees, identify goals and objectives for their individual annual performance agreements. Those goals and objectives:

•	Align with our business plan and strategy, including ESG initiatives.

•	Provide performance focus throughout the year.

The CEO consults with the Board to set and approve their goals. The other NEOs consult with the CEO, who approves their goals.

HRC evaluates the CEO’s performance on their goals and objectives. The CEO evaluates the performance of the other NEOs. These assessments are used to determine the individual performance component of the annual bonus.

Board and committee discretion. The Board has the discretion to adjust the individual performance component of the CEO’s annual bonus. HRC has the discretion to adjust the individual performance component of the annual bonus award for other NEOs, where it deems appropriate.

Long-term incentives

Our long-term incentive (LTI) program aligns the interests of our executives and employees with our shareholders and supports our executives in achieving their executive share ownership guidelines.

We believe it is important to include performance measures to determine vesting amounts, in addition to the inherent share price risk found in share-based incentives.

LTIs are granted annually in conjunction with our annual compensation cycle. Grant recommendations consider individual performance, prior grants, potential and retention, and competitive market data.

Board discretion. The Board reserves the right to exercise discretion over the amount of LTIs granted.

KEY TERMS	PERFORMANCE SHARE UNITS (PSUs)	RESTRICTED SHARE UNITS (RSUs)	STOCK OPTIONS (OPTIONS)

Weighting	50% of annual LTI grant	25% of annual LTI grant	25% of annual LTI grant

Term	3 years	3 years	7 years

Description	Whole share units subject to performance criteria	Whole share units	Option to acquire common shares

Primary objective	Align to shareholder interests over medium term and reward performance of objectives	Align to shareholder interests over medium term	Align to shareholder interests over longer term

Performance measures	Relative total shareholder return (RTSR) for 2020, 2021 and 2022 grants	Common share market value over time	Value accrues when common share price exceeds exercise price

Vesting	See page 73 for a description of PSU vesting	See page 75 for a description of RSU vesting	30% vests on each of first and second anniversary of grant and 40% vests on third anniversary

Payout	Paid in: • cash based on the 5-day volume weighted average price at vesting. • common shares	Paid in: • cash based on the 5-day volume weighted average price at vesting. • common shares	May acquire common shares at the exercise price or receive cash for the value accrued (market value less exercise price)

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Performance share units

The PSUs we grant have a combination of one-year and three-year performance periods. Each performance period is eligible to vest following completion of the respective period.

Payout occurs following vesting of the PSUs. PSUs vest when:

•	all performance periods in a PSU grant are eligible to vest, and

•	the HRC Committee approves the PSU performance criteria outcome and performance scores for each of the performance periods.

A performance period can vest even if the HRC Committee approves a performance score of zero for that period.

PSU performance measures and performance periods

GRANT	MEASURES	PERIODS	WEIGHTING	VESTING PERIOD

2020	2020 RTSR 2021 RTSR 2022 RTSR 3-Year RTSR	January 1 to December 31, 2020 January 1 to December 31, 2021 January 1 to December 31, 2022 As of December 31, 2022	10% 10% 40% 30%	3 Years
2021	2021 RTSR 2022 RTSR 2023 RTSR 3-Year RTSR	January 1 to December 31, 2021 January 1 to December 31, 2022 January 1 to December 31, 2023 As of December 31, 2023	10% 10% 40% 30%
2022	2022 RTSR 2023 RTSR 2024 RTSR 3-Year RTSR	January 1 to December 31, 2022 January 1 to December 31, 2023 January 1 to December 31, 2024 As of December 31, 2024	10% 10% 40% 30%

Dividend equivalents are credited, in the form of additional PSUs, when we declare dividends on our common shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

PSU performance criteria. Relative total shareholder return (RTSR) is calculated based on the percentile ranking of Cenovus’s total shareholder return (TSR) relative to our PSU peer group (PSU Peer Group) over the same period.

That percentile ranking determines the PSU performance score for that period.

TSR is calculated with the following formula:

TSR =	(	Volume-weighted average share price for last 30 trading days of the applicable performance period	–	Volume-weighted average share price for last 30 days before the start of the applicable performance period	+	Dividend equivalents paid during the applicable performance period	)

Volume-weighted average share price for the 30 trading days before the start of the applicable performance period

PSU peer groups. The PSU Peer Group against which our RTSR performance criteria is measured is designed to demonstrate our corporate performance relative to similarly situated peers.

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Following the completion of the Husky Energy transaction on January 1, 2021, the Cenovus PSU Peer Group was revised and will apply to certain portions of the outstanding PSU grants. The following table outlines the Cenovus PSU Peer Groups as it applies to 2020 PSU grants. The revised Cenovus PSU Peer Group applies to the 2021 and 2022 PSU grants.

	ORIGINAL PSU PEER GROUP	REVISED PSU PEER GROUP

Characteristics	• Upstream energy producers • Commodity price exposure • Market capitalization of < $50 Billion • Canadian operations • Compete for same investor dollars

•   Upstream and/or integrated energy producers (excluding pure shale)

•   Commodity price exposure

•   Enterprise value > $10 Billion

•   North American / Global operations

•   Compete for same investor dollars

Companies

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.

Devon Energy Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Ovintiv Inc.

Suncor Energy Inc.

Apache Corporation BP Plc. Canadian Natural Resources Limited Chevron Corporation ConocoPhillips Devon Energy Corporation Hess Corporation Imperial Oil Limited Ovintiv Inc. Suncor Energy Inc.

Applicable Years	1-year RTSR 2020 (2020 PSU grant)	1-year RTSR 2021 (2020 PSU grant) 1-year RTSR 2022 (2020 PSU grant) 3-year RTSR 2020-2022 (2020 PSU grant) 2021 PSU grant 2022 PSU grant

RTSR performance scores by level

PERFORMANCE LEVEL	RTSR PERFORMANCE CRITERIA	PERFORMANCE SCORE

Minimum	< 25th percentile	0.00

Threshold	25th percentile	0.25

Target	50th percentile	1.00

Maximum	90th percentile or >	2.00

Actual payouts are interpolated between the 25th and 90th percentiles.

The HRC Committee decides the PSU performance criteria, performance scores and payouts. Vested PSUs are paid out following the HRC Committee’s decisions.

Restricted share units

Starting in 2022, RSUs were included in the LTIs granted to executives. Prior to 2022, annual RSU grants were limited to non-executive North American salaried employees. RSUs granted to our executives vest on the third anniversary of the grant date.

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The vesting schedule of our outstanding RSUs is below.

GRANT	APPLICABLE EMPLOYEE GROUP	VESTING DATE	WEIGHTING

2021	Non-executive employees	First anniversary of grant date Second anniversary of grant date Third anniversary of grant date	33% 33% 34%

2022	Non-executive employees	First anniversary of grant date Second anniversary of grant date Third anniversary of grant date	20% 20% 60%
	Executive employees	Third anniversary of grant date	100%

Payout occurs when eligible RSU vest in accordance with the terms of the grant agreement and are paid in one or a combination of:

•	Cash based on the 5-day market value at vesting.

•	Common shares.

Dividend equivalents are credited, in the form of additional RSUs, when we declare dividends on our common shares. RSUs that do not vest at the end of the applicable vesting period are not paid out and are cancelled.

The vesting provisions of the 2023 RSU grants will be the same for all Cenovus employees, and will vest on the third anniversary of the grant date.

Stock options

Our Stock Option Plan is the only active compensation program under which equity securities have been authorized to be issued.

Starting in 2022, the weighting of options issued to executives was reduced from 50% to 25% of their total LTI grant.

Options do not have performance vesting criteria but only have value if the share price at the time of exercise is higher than the grant price.

See Schedule A for details of our Stock Option Plan.

Husky Options & Replacement Options

Before it was acquired by Cenovus, Husky Energy granted stock options (Husky Options) to its officers and employees under the stock option plan dated November 16, 2018 (Husky Stock Option Plan).

As a result of the Husky Energy transaction, any Husky Options outstanding immediately before the acquisition on January 1, 2021 were exchanged for options to purchase Cenovus common shares (Replacement Options) and the Husky Options were immediately cancelled.

The calculation for the number of Replacement Options issued for each Husky Energy share issuable on exercise immediately before exchange was multiplied by 0.7845 and rounded down to the nearest whole share.

Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent.

The Replacement Options are governed under the terms of the Husky Stock Option Plan. They will vest and may be exercised under the terms of that plan.

No new options, including Replacement Options, will ever be granted under the Husky Stock Option Plan. Once all Replacement Options are exercised, expired or terminated under the Husky Stock Option Plan, that plan will be terminated.

See Schedule A for details of the Husky Stock Option Plan.

CENOVUS 2023 CIRCULAR	COMPENSATION | 75

Stock option grants during 2022. During 2022, we granted 2,031,379 options under the Stock Option Plan (approximately 0.11% of our shares outstanding on December 31, 2022).

Shares authorized and reserved for issue as of December 31, 2022. The number of common shares authorized and reserved for issuance under our Stock Option Plan was approved by shareholders on November 30, 2009. Total common shares authorized and reserved under our Stock Option Plan will not exceed 64,000,000 common shares, representing approximately 3.35% of the total number of common shares outstanding. The number of common shares authorized and reserved for issuance under the Husky Stock Option Plan was approved by shareholders on November 16, 2018. The following table provides details regarding Cenovus’s equity compensation plans approved by securityholders as at December 31, 2022:

	NUMBER OF SHARES AUTHORIZED FOR ISSUE UPON THE EXERCISE OF OUTSTANDING OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE

Stock Option Plan	14,349,219 (0.75% of outstanding)	$12.38	31,456,090 (1.65% of outstanding)

Husky Stock Option Plan	2,719,721 (0.14% of outstanding)	$ 9.99	0 (0% of outstanding)

Total	17,068,940 (0.89% of outstanding)	$12.00	31,456,090 (1.65% of outstanding)

Burn rate for stock option plan for 2020, 2021 and 2022. In 2022 there were 2,031,379 Options granted, which resulted in a burn rate of 0.1064%; in 2021 there were 6,344,629 Options granted, which resulted in a burn rate of 0.3147%; and in 2020 there were 5,783,410 Options granted, which resulted in a burn rate of 0.4706%.

Burn rate for Husky stock option plan for 2020. The burn rate of the Husky Options granted under the Husky Stock Option Plan was 0.61% in 2020. No additional Replacement Options or other options will be granted under the Husky Stock Option Plan.

Other compensation

We provide additional benefits to our NEOs competitive with market practice to support recruiting and retention.

Retirement and pension benefits

We believe it is important to provide for the future retirement of our employees and executives through retirement and pension benefits. Our programs provide long-term financial security and support retention.

Cenovus’s Canadian Pension Plan, which includes both a defined benefit provision (the Cenovus DB Plan) and a defined contribution provision (the Cenovus DC Plan), is a registered pension plan. Our employees, including our executive officers, participate in either the Cenovus DB Plan or Cenovus DC Plan. As of January 1, 2019, the Cenovus DB Plan was closed to all new hires.

Effective July 1, 2022, the legacy Canadian retirement programs of Cenovus and Husky Energy were harmonized. On July 1, 2022, former employees of Husky Energy who participated in the Husky DC Plan joined the Cenovus DC Plan. As well, in 2022 the Husky DC Plan assets held by individuals were transferred into a corresponding Cenovus DC Plan account.

Under the Cenovus DB Plan, pension benefits are based on 2% of final average pensionable earnings multiplied by the number of years of membership in the Cenovus DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by 3% per year. There is no reduction in benefits for retirement between age 65 and 69.

Under the Cenovus DC Plan, employer contributions are made into individual employee accounts at a rate of 8% of pensionable earnings, with the exception of former Husky Energy employees who receive 9% of pensionable earnings if they had attained this rate prior to July 1, 2022. Mr. Pourbaix and Mr. Hart receive 8% and 9% of pensionable earnings, respectively. In addition, beginning July 1, 2022, the Cenovus DC Plan has an employer matching component valued at 2% of pensionable earnings, which is a 50% match of employee contributions. Beginning July 1, 2022, Mr. Pourbaix began receiving the Cenovus DC Plan match. Mr. Hart received a 2% employer match for the full calendar year, from the Husky DC Plan from January 1 to June 30, 2022 and from the Cenovus DC Plan thereafter.

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For the Cenovus DC Plan, each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus.

In Cenovus’s Canadian Pension Plan, pensionable earnings include base salary plus annual bonus capped at 40% of salary for our NEOs. Annual bonus is not included in pensionable earnings for non-executive employees participating in Cenovus’s Canadian Pension Plan.

We pay pension benefits under our Cenovus DB Plan and our Cenovus DC Plan up to the permitted levels for registered pension plans under the Income Tax Act (Canada). Additional pension benefits above such levels, yet within the limits applicable to Cenovus’s Canadian Pension Plan, are payable from Cenovus’s supplemental DB and DC pension plans.

Prior to the Husky Energy transaction, Husky Energy introduced a new supplementary pension plan for its Canadian employees, effective January 1, 2019. For employer contributions over the Income Tax Act (Canada) pension limits, the company maintained (and Cenovus now maintains) a notional account which accumulates with the annual employer contribution and notional investment income. The notional account is paid out at retirement or when the employee leaves the company. Employees defer tax until receipt of the notional account. Any employee contributions in excess of the Income Tax Act (Canada) pension limits are directed to a restricted non-registered after-tax account providing the same investment options as the Husky DC Plan.

Perquisites

We provide an annual allowance, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to 5% of base salary, and health and wellness services.

2022 executive compensation

2022 executive compensation decisions

The decisions we made for the 2022 compensation of our CEO and other NEOs are based on our compensation philosophy to:

•	Pay for performance.

•	Align the interests of the NEOs with the interests of our shareholders.

•	Balance objectives of market competitiveness and retention.

We continue to take a prudent approach to executive compensation in response to market volatility and share price performance. Total direct compensation remains targeted at the 50th percentile of our Peer Group.

Our 2022 Named Executive Officers (NEOs) are:

•	Alex J. Pourbaix – President & Chief Executive Officer (CEO).

•	Jeffrey R. Hart – Executive Vice-President & Chief Financial Officer (CFO).

•	Jonathan M. McKenzie – Executive-Vice President & Chief Operating Officer (COO).

•	Keith A. Chiasson – Executive Vice-President, Downstream (EVP, Downstream).

•	J. Drew Zieglgansberger – Executive Vice-President, Natural Gas & Technical Services (EVP, Natural Gas & Technical Services).

Mr. McKenzie was the Executive Vice-President & Chief Financial Officer until the completion of the Husky Energy transaction on January 1, 2021.

CENOVUS 2023 CIRCULAR	COMPENSATION | 77

Base salaries

Mr. Pourbaix’s base salary was increased to $1,300,000, which is placed between the 25th and 50th percentiles of the Executive Compensation Peer Group. Mr. Hart, Mr. McKenzie and Mr. Chiasson’s base salary increased 8%, 9% and 7% respectively. The 2022 base salary for Mr. Zieglgansberger was unchanged.

2022 annual performance incentive awards (bonuses)

The annual bonus rewards individual and corporate performance achieved in the year. The target opportunity is positioned slightly below the 50th percentile of our Peer Group, which reflects our compensation philosophy to pay for performance and align with shareholder interests. Corporate performance is assessed by HRC and the Board using the corporate performance scorecard.

The 2022 corporate performance scorecard (2022 Scorecard) emphasizes safety and environment, operational and financial measures. Other objectives for the 2022 Scorecard were to:

•	Be easy to understand for both shareholders and employees.

•	Drive organizational efforts towards generating shareholder value.

In 2022, the scorecard measures were reviewed and revised to reflect our safety and environmental, operational and financial objectives. The targets and performance ranges were set in December 2021, based on Cenovus’s 2022 strategy and business plan and adjusted by the Board for actual acquisition and divestiture activity during the year and changes to the capital budget approved by the Board.

Corporate performance scorecard

2022 Scorecard corporate targets focus performance on key elements of our business and strategy, while observing our corporate risk policies. The targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year.

HRC and the Board assess our corporate performance against the respective targets after the end of each financial year.

Calculation of corporate performance score. The performance score on each measure is multiplied by its weighting, then all the weighted scores are added up. The result is an overall corporate performance score between zero and 200%.

Board and committee discretion. The final score is recommended by HRC to the Board for approval. The Board may exercise discretion, upon recommendation of HRC, over the final corporate performance score, where considered appropriate and upon consideration of, among things, whether the score appropriately reflects our performance in each area, and safety and environment, operational and financial outcomes over the course of the year. The Board reserves the right to adjust scores based on major safety, environmental or operational incidents that are beyond the control of Cenovus.

CENOVUS 2023 CIRCULAR	COMPENSATION | 78

2022 Scorecard performance

The Board’s assessment of Cenovus’s performance against the 2022 Scorecard targets is shown below.

PERFORMANCE MEASURE	WEIGHTING	TARGET	ACTUAL RESULTS	BOARD DETERMINED SCORE ADJUSTMENTS	WEIGHTED SCORE

Safety and environment	15%

Total recordable injury frequency	5%	0.25	0.28	–	4%

Process safety performance (events)	5%	20	21	–	4%

Absolute greenhouse gas emissions (mtCO2e/year)	5%	19.49	18.89	–	8%

Operational	45%

Upstream production (MBOE/d)	15%	787	786	–	15%

Downstream mechanical availability (%)	15%	97.0	97.2	–	18%

Upstream non-fuel operating costs ($/BOE)	15%	8.79	9.01	–	12%

Financial	40%

Reported G&A excluding LTI and integrations costs ($ millions)	10%	516	485	–	20%

Capital investment ($ millions)	15%	3,175	3,708	–	0%

Free funds flow ($ millions)	15%	4,846	7,270	–	29%

Calculated 2022 corporate performance score					111%

Board discretion					–

Final 2022 corporate performance score					111%

Safety & environment

Total recordable injury frequency. Our goal is to be a sustained top-tier performer in process and occupational safety, as measured against industry benchmarks. Reporting is a critical part of our safety management programs and Cenovus employees must report all work injuries and safety incidents, which will not result in negative impact on the employee.

Process safety performance (events). Process safety is the control of process hazards in a facility, which if released have the potential to impact people, the environment, our assets and our reputation. Process safety events are the unintentional releases of hazardous material from primary containment that exceed defined thresholds.

Absolute greenhouse gas emissions including scope 1 and 2 emissions for gross operated upstream and downstream assets.

Operational. Downstream mechanical availability applies to operated assets only. Determined using Solomon’s1 measure showing the percentage of the year that a unit is available for processing after deducting the time spent on turnaround activities. Regulatory downtime does not impact mechanical availability.

Financial. Free funds flow is a non-GAAP measure. See Schedule D.

Calculated 2022 corporate performance score may not add due to rounding.

Board discretion. The Board reserves the right to adjust scores based on major safety, environmental or operational incident that are beyond the control of management.

[1]	Solomon Associates provides data driven insight across the industry and draws on an extensive historical and proprietary database of operational performance for refineries.

CENOVUS 2023 CIRCULAR	COMPENSATION | 79

2022 Scorecard performance was 111%. HRC and the Board considered and were satisfied that the score appropriately reflected Cenovus’s performance. They did not exercise discretion to adjust the score. Cenovus’s annual performance is reviewed in the 2022 year-end and fourth quarter results news release available at cenovus.com.

Long-term incentives

Decisions about 2022 LTI grants were made in February 2022. Starting in 2022, the weighting of the LTI grant to our executives was revised to be 50% PSUs, 25% RSUs and 25% options. Aggregate award values are around the 50th percentile compared to our Peer Group.

NEO	RSUS (25% OF LTIs)		PSUS (50% OF LTIs)		OPTIONS (25% OF LTIs)		TOTAL ($)
	(#)	($)	(#)	($)	(#)	($)

Pourbaix	118,550	2,356,241	237,100	4,712,481	462,917	2,356,248	9,424,969

Hart	20,125	399,994	40,250	799,989	78,585	399,998	1,599,981

McKenzie	40,879	812,491	81,758	1,624,981	159,626	812,496	3,249,968

Chiasson	20,125	399,994	40,250	799,989	78,585	399,998	1,599,981

Zieglgansberger	20,125	399,994	40,250	799,989	78,585	399,998	1,599,981

The 2020 PSUs completed vesting with a combined performance multiplier of 1.23 and were paid in 2023. The grant was based on RTSR performance over four periods. It is summarized in the table below.

PERFORMANCE PERIOD	WEIGHTING	CENOVUS TSR	RTSR PERFORMANCE	PERFORMANCE MULTIPLIER

January 1, 2020 to December 31, 2020	10%	-41%	37th percentile	0.62

January 1, 2021 to December 31, 2021	10%	115%	83rd percentile	2.00

January 1, 2022 to December 31, 2022	10%	70%	74th percentile	1.96

January 1, 2020 to December 31, 2022	70%	115%	53rd percentile	1.10

Executive share ownership status on March 1, 2023

NEO	SHARE OWNERSHIP GUIDELINE (MULTIPLE OF BASE SALARY)	COMPLIANCE DATE	VALUE OF BENEFICIAL SHAREHOLDINGS	SHARE OWNERSHIP MULTIPLE	STATUS

Pourbaix	6.0	November 6, 2019	$38,842,532	29.88	Exceeds

Hart	3.0	January 1, 2026	$ 2,603,388	4.38	Exceeds

McKenzie	3.0	April 5, 2023	$16,519,187	21.74	Exceeds

Chiasson	3.0	March 1, 2024	$ 5,514,685	9.04	Exceeds

Zieglgansberger	3.0	June 1, 2021	$ 5,731,535	9.40	Exceeds

Values do not include common shares acquired after December 31, 2022 from Cenovus’s match of personal contributions to the investment plan.

CENOVUS 2023 CIRCULAR	COMPENSATION | 80

NEO profiles

Alexander J. Pourbaix, President & Chief Executive Officer (CEO)

President & CEO since: November 2017 Following the Meeting, Mr. Pourbaix will become Executive Chair of the Board	Bio: See Mr. Pourbaix’s director nominee biography on page 44.

Key results considered in 2022 performance

KEY RESULTS

• Fostered a maturing culture of safe and reliable operations and led continuous improvement towards top quartile performance with some operations achieving top quartile.

• Established a tangible plan, embedded in our overall business plan, to achieve our year-end 2035 target to reduce scope 1 and 2 GHG emissions by 35%.

• Instituted an updated shareholder returns framework with a goal to deliver significantly higher returns for common shareholders going forward.

• Oversaw the acquisition of the other half interest in our Sunrise asset and the successful sale of Wembley, Tucker and our retail assets in 2022.

•  Completed the integration of Husky Energy and Cenovus, including integration of our legacy enterprise resource planning platforms into a single SAP system and fully embedding the run-rate synergies in the business.

• Positioned Cenovus as an energy thought leader and supporter of government policies that enable the Canadian energy sector to partner and thrive in a more diversified energy future.

2022 Compensation

COMPONENT	VALUE ($)

Salary	1,291,667

Share-based awards (PSUs and RSUs)	7,068,722

Options	2,356,248

Annual incentive award / bonus	1,849,250

Pension	156,333

All other compensation	114,181

TOTAL COMPENSATION	12,836,401

At-risk versus fixed compensation

CENOVUS 2023 CIRCULAR	COMPENSATION | 81

Jeffrey R. Hart

Executive Vice-President & CFO since: January 1, 2021	Bio: From November 2018 to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky Energy; from April 2018 to November 2018, Mr. Hart was Acting Chief Financial Officer of Husky Energy; and from October 2015 to April 2018, Mr. Hart was Vice President, Controller of Husky Oil Operations Limited.

Key results considered in 2022 performance

KEY RESULTS

• Continued to optimize Cenovus’s capital structure, including reducing debt by $4.3 billion resulting in annualized interest savings of $200 million and credit rating upgrades at Moody’s and DBRS.

• Completed the extension of Cenovus’s committed syndicate lines through 2025 and 2026.

• Completed the integration of Husky Energy and Cenovus, including integration of our legacy enterprise resource planning platforms into a single system.

• Enhanced communication with lenders, fixed income investors, rating agencies and insurers around Cenovus’s ESG priorities, targets and ambition.

2022 Compensation

COMPONENT	VALUE ($)

Salary	553,333

Share-based awards (PSUs and RSUs)	1,199,983

Options	399,998

Annual incentive award / bonus	457,464

Pension	60,867

All other compensation	53,767

TOTAL COMPENSATION	2,725,412

At-risk versus fixed compensation

CENOVUS 2023 CIRCULAR	COMPENSATION | 82

Jonathan M. McKenzie

Executive Vice-President & COO since: January 1, 2021 Following the Meeting, Mr. McKenzie will become President & CEO	Bio: See Mr. McKenzie’s director nominee biography on page 42.

Key results considered in 2022 performance

KEY RESULTS

•  Fostered continued strong safety and reliability performance in Oil Sands and ongoing improvement in process and occupational safety across the Downstream business on our journey to top quartile performance, including overseeing the roll out of a program to enhance our safety culture in line with reaching high reliability in Downstream.

• Guided the continuing rebuild of the Superior refinery toward safe start up in the first quarter of 2023.

• Developed the project plan for the decision to restart the West White Rose project in 2023 with an in-service date in early 2026.

•  Delivered the 2022 operating plans across the Upstream, Conventional and Downstream businesses consistent with the 2022 budget and oversaw the development of asset strategies and plans within the context of Cenovus’s long-term plan.

• Led the purchase of bp’s 50% interest in the Sunrise property in Northern Alberta as well as bp’s 50% interest in the Toledo refinery.

• Completed the integration of the Husky Energy assets and business, including integration of our legacy enterprise resource planning platforms into a single system.

2022 Compensation

COMPONENT	VALUE ($)

Salary	750,000

Share-based awards (PSUs and RSUs)	2,437,472

Options	812,496

Annual incentive award / bonus	682,176

Pension	368,903

All other compensation	81,825

TOTAL COMPENSATION	5,132,872

At-risk versus fixed compensation

CENOVUS 2023 CIRCULAR	COMPENSATION | 83

Keith A. Chiasson

Executive Vice President, Downstream since: March 1, 2019	Bio: From December 2017 to February 2019, Mr. Chiasson was Senior Vice-President, Downstream; from May 2017 to December 2017, he was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, he was Vice-President, Operations. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources. Prior to that, Mr. Chiasson held leadership roles with ExxonMobil, including U.S. Operations Manager and Planning and Business Analysis Manager.

Key results considered in 2022 performance

KEY RESULTS

• Fostered a strong safety culture resulting in an 11% improvement in the Downstream operated assets total recordable injury frequency safety score (0.45 to 0.40).

• Filled key roles in our US downstream organization structure supporting business improvement and growth.

• Advanced carbon capture and sequestration projects with the completion of the test well at the Minnedosa ethanol plant.

•  Led the development of the Downstream strategy to deliver improved future operating margins by improving heavy oil value chain and refinery synergies, and condensate and transportation costs, and by lowering GHG emissions.

• Delivered sale of retail assets in the third quarter of 2022 generating $420 million in cash proceeds and the purchase of bp’s 50% interest in the Toledo refinery.

• Delivered transportation strategy supporting the Christina Lake and Narrows Lake tie back project.

• Led completion of construction of major components and operational readiness activities to enable the safe start up of the Superior refinery in the first quarter of 2023.

2022 Compensation

COMPONENT	VALUE ($)

Salary	563,767

Share-based awards (PSUs and RSUs)	1,199,983

Options	399,998

Annual incentive award / bonus	451,605

Pension	251,215

All other compensation	72,514

TOTAL COMPENSATION	2,939,082

At-risk versus fixed compensation

CENOVUS 2023 CIRCULAR	COMPENSATION | 84

J. Drew Zieglgansberger

Executive Vice President, Natural Gas & Technical Services since: March 1, 2022	Bio: Mr. Zieglgansberger has held a series of leadership positions at Cenovus from 2009 to present. Most recently, from January 1, 2021, to February 28, 2022, Executive Vice-President, Upstream – Conventional & Integration; from January 2020 to January 1, 2021, Executive Vice-President, Strategy & Corporate Development; from January 2018 to December 2019, Executive Vice-President, Upstream; from April 2017 to January 2018, Executive Vice-President, Deep Basin; and from September 2015 to April 2017, Executive Vice-President, Oil Sands Manufacturing.

Key results considered in 2022 performance

KEY RESULTS

• Fostered a strong safety culture resulting in greater than 20% safety performance improvement in well delivery while experiencing increased activity levels.

• Ensured the safe roll out of a common operating model in our Upstream Conventional business and aligned our practices to the new Cenovus Operating and Integrity Management System.

• Ensured a safe start up of MDA and MBH fields offshore Indonesia delivering an incremental 10,000 BOE/d.

• Actioned our plan to embed our ESG targets into the business by leading the integration of early stage innovations into our operations.

• Delivered sale of non-core Upstream Conventional assets generating over $250 million in aggregate cash proceeds.

2022 Compensation

COMPONENT	VALUE ($)

Salary	610,000

Share-based awards (PSUs and RSUs)	1,199,983

Options	399,998

Annual incentive award / bonus	479,094

Pension	178,247

All other compensation	79,320

TOTAL COMPENSATION	2,946,642

At-risk versus fixed compensation

CENOVUS 2023 CIRCULAR	COMPENSATION | 85

Performance graph

In the graph below share price is set out on the left and compensation values are set out on the right. The graph shows the alignment of average TDC opportunity and realizable TDC (including realized TDC) with the shareholder experience over five years. This is due to the significant portion of at-risk compensation paid through LTIs and the annual bonus.

	2017	2018	2019	2020	2021	2022	COMPOUNDED ANNUAL GROWTH RATE

Cenovus common shares (TSX)* ($)	100	85	119	71	144	248	20.0%

S&P/TSX Composite Index* ($)	100	91	112	118	148	140	6.9%

S&P/TSX Energy Index* ($)	100	82	99	73	109	143	7.4%

S&P/TSX Capped Energy Index* ($)	100	73	81	53	98	152	8.8%

Cenovus NEO average TDC pay opportunity ($ thousands)	3,179	3,291	4,202	4,097	5,594	5,033	N/A

Cenovus NEO average realized and realizable pay TDC ($ thousands)	3,767	7,523	12,333	14,600	16,331	6,167	N/A
*	Source: Bloomberg

In 2020, 2021 and 2022, our NEOs have only realized a portion of their pay opportunity – specifically, base salary paid, bonus paid, options that have been exercised and vested options that are in-the-money for the 2020 and 2021 grants only. What is yet to be realized are the share-based awards and unvested options, granted in the referenced years.

CENOVUS 2023 CIRCULAR	COMPENSATION | 86

Compounded annual growth rate is from December 31, 2017 to December 31, 2022.

Cenovus NEO average TDC pay opportunity includes the average of salary, share-based awards, option-based awards and annual bonuses for the NEOs reported by Cenovus in previous circulars.

Cenovus NEO average realizable pay TDC numbers are the averages for the NEOs reported by Cenovus in previous circulars for base salary, annual bonuses and LTIs valued as follows:

ITEM GRANTED IN THE YEAR	CIRCUMSTANCE	VALUED	PRICE

Options	Exercised on or before December 31, 2022	Actual market price less exercise price	Variable

Options	In-the-money, but not exercised by or on December 31, 2022	TSX closing price of our common shares on December 30, 2022 less exercise price	Variable

PSUs	Not vested by December 31, 2022	TSX closing price of our common shares on December 30, 2022, assuming performance at target and performance score of 1.0	$26.27

RSUs	Not vested by December 31, 2022	TSX closing price of our common shares on December 30, 2022	$26.27

Five-year look-back – CEO pay opportunity vs. realizable pay

Alignment of our CEO’s compensation with the experience of our shareholders is shown in the table below. It compares the grant date TDC (total direct compensation) pay opportunity to the realizable pay TDC, which fluctuates based on share price. Not all realizable pay TDC has been realized.

The table also compares the realizable value of $100 of CEO pay to the cumulative value of $100 invested in common shares, with dividends reinvested, over the same periods. Shareholder value and the value of realizable pay TDC, including the value of options, RSUs and PSUs, were calculated using the share price on December 30, 2022 and, as applicable, the grant date price. Performance was assumed to be at target for unvested PSUs. The table shows Mr. Pourbaix’s TDC beginning in 2018, his first full year with Cenovus.

PERIOD	CEO TDC PAY OPPORTUNITY	CEO REALIZABLE PAY TDC	PERFORMANCE PERIOD	VALUE OF $100
				CEO	SHAREHOLDER

2022	12,565,887	15,624,944	December 31, 2021 to December 31, 2022	124	173

2021	13,749,985	41,878,894	December 31, 2020 to December 31, 2022	305	348

2020	9,302,203	34,987,263	December 31, 2019 to December 31, 2022	376	209

2019	8,839,992	27,215,811	December 31, 2018 to December 31, 2022	308	292

2018	6,379,993	14,788,991	December 31, 2017 to December 31, 2022	232	248

CENOVUS 2023 CIRCULAR	COMPENSATION | 87

Compensation tables

Summary compensation table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	SHARE- BASED AWARDS ($)	OPTION- BASED AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL COMPENSATION ($)
ANNUAL INCENTIVE PLANS ($)

Pourbaix President & CEO	2022 2021 2020	1,291,667 1,225,000 961,458	7,068,722 5,499,987 3,519,997	2,356,248 4,124,998 3,519,998	1,849,250 2,900,000 1,300,750	156,333 133,200 108,917	114,181 110,710 100,879	12,836,401 13,993,895 9,511,999

Hart EVP & CFO	2022 2021 2020	553,333 520,000 –	1,199,983 1,036,294 –	399,998 649,999 –	457,464 622,986 –	60,867 57,200 –	53,767 55,096 –	2,725,412 2,941,575 –

McKenzie EVP & COO	2022 2021 2020	750,000 700,000 587,500	2,437,472 1,968,790 1,249,996	812,496 1,499,999 1,249,998	682,176 1,008,840 449,531	368,903 381,456 254,332	81,825 80,600 75,128	5,132,872 5,639,685 3,866,485

Chiasson EVP, Downstream	2022 2021 2020	563,767 537,600 450,875	1,199,983 799,992 659,988	399,998 799,999 659,998	451,605 655,361 377,664	251,215 279,486 183,798	72,514 567,412 79,075	2,939,082 3,639,850 2,411,398

Zieglgansberger EVP, Natural Gas & Technical Services	2022 2021 2020	610,000 610,000 571,958	1,199,983 1,226,991 884,489	399,998 799,999 884,499	479,094 782,051 409,493	178,247 278,575 236,191	79,320 691,020 76,342	2,946,642 4,388,636 3,062,972

In 2020, Mr. Hart was Chief Financial Officer of Husky Energy and Mr. McKenzie was the Chief Financial Officer of Cenovus. On January 1, 2021, Mr. Hart joined Cenovus and was appointed Executive Vice-President & Chief Financial Officer and Mr. McKenzie was appointed Executive Vice-President & Chief Operating Officer.

Share-based awards is the fair value of PSUs and RSUs, calculated based on the market value of common shares on the grant date. Share-based awards includes RSU grants awarded to Mr. Pourbaix, Mr. Hart, Mr. McKenzie and Mr. Zieglgansberger in 2021 equal to 1.0 times their annual bonus target for their contributions to the Husky Energy transaction.

Option-based awards use the Black-Scholes-Merton valuation model for options as of the grant date. This is the same method we use for accounting purposes. The assumptions and fair value for options for the respective grant dates are:

GRANT DATE	FEBRUARY 25, 2020	FEBRUARY 22, 2021	FEBRUARY 17, 2022

Common share price	$11.73	$8.69	$19.88

Volatility	29.74%	40.55%	24.62%

Expected life	5.0 years	5.76 years	5.76 years

Risk-free rate	1.19%	0.64%	1.80%

Grant date fair value	$2.27	$3.33	$5.09

Non-equity incentive plan compensation reflects the annual bonus award earned by the NEO in the noted year. At the election of the NEO, all or a portion of their respective annual bonus award may be received in DSUs.

Pension value is the Compensatory change from the Defined benefit plan table (page 90) or the Defined contribution plan table (page 91). Pension value amounts shown do not reflect payments made to the NEO during the year. For the Cenovus DB Plan, pension values:

•	Include the projected pension earned during the year (adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated).

•	Reported annually vary due to changes in the underlying discount rate changes and other assumptions.

CENOVUS 2023 CIRCULAR	COMPENSATION | 88

All other compensation includes an annual allowance of $39,600 paid to all NEOs including Mr. Hart who received a prorated amount following the harmonization of the annual allowance program on July 1, 2022, for parking, together with other items detailed on page 77.

Mr. Chiasson’s all other compensation in 2021 includes a cash payment of $480,000 as a retention bonus contingent on the successful close of the Husky Energy transaction.

Mr. Zieglgansberger’s all other compensation in 2021 includes a cash payment of $610,000 as a retention bonus contingent on the successful close of the Husky Energy transaction.

Outstanding option and share-based awards

The following table outlines certain information regarding all option-based awards and share-based awards outstanding for the NEOs as at December 31, 2022 and valued based on the closing price of the common shares on the TSX on December 30, 2022 of $26.27.

NAME	OPTION-BASED AWARDS					SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (VESTED OR NOT) (#)	ORIGINAL GRANT DATE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)

Pourbaix	462,917	17-Feb-2022	19.88	17-Feb-2029	2,960,123	1,165,409	30,615,283	2,013,008
	1,238,738	22-Feb-2021	8.69	22-Feb-2028	21,779,244
	1,550,660	25-Feb-2020	11.73	25-Feb-2027	22,546,596
	300,000	25-Feb-2019	11.53	25-Feb-2026	4,422,000

Hart	78,585	17-Feb-2022	19.88	17-Feb-2029	502,512	138,339	3,634,175	538,389
	195,195	22-Feb-2021	8.69	21-Feb-2028	3,431,879
	43,697	23-Mar-2020	3.54	22-Mar-2025	993,233
	23,009	15-Aug-2018	27.88	14-Aug-2023	0

McKenzie	159,626	17-Feb-2022	19.88	17-Feb-2029	1,020,728	414,275	10,883,006	2,472,137
	315,315	22-Feb-2021	8.69	22-Feb-2028	5,543,805
	220,264	25-Feb-2020	11.73	25-Feb-2027	3,202,639

Chiasson	78,585	17-Feb-2022	19.88	17-Feb-2029	502,512	215,219	5,653,804	1,340,467
	240,240	22-Feb-2021	8.69	22-Feb-2028	4,223,852
	290,748	25-Feb-2020	11.73	25-Feb-2027	4,227,476
	27,508	04-Apr-2017	14.95	04-Apr-2024	311,391
	23,522	01-Sep-2016	18.95	01-Sep-2023	172,181

Zieglgansberger	78,585	17-Feb-2022	19.88	17-Feb-2029	502,512	235,342	6,182,442	1,794,865
	170,240	22-Feb-2021	8.69	22-Feb-2028	2,993,126
	389,647	25-Feb-2020	11.73	25-Feb-2027	5,665,467
	118,037	25-Feb-2019	11.53	25-Feb-2026	1,739,865
	154,147	04-Apr-2017	14.95	04-Apr-2024	1,744,944

Number of securities underlying unexercised options includes both vested and unvested options.

Original grant date reflects the original grant date of the Cenovus option grants and Husky Options, which were transferred to Cenovus in exchange for Replacement Options on January 1, 2021. Mr. Hart was appointed EVP & CFO of Cenovus effective January 1, 2021. Prior to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky Energy. For the purposes of this table, Mr. Hart’s stock options for the years 2018, 2019 and 2020 are Replacement Options granted by Cenovus on January 1, 2021 pursuant to the Husky Energy transaction in exchange for Mr. Hart’s Husky Options.

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Value of unexercised in-the-money options is based on the closing price of the common shares on the TSX on December 30, 2022 of $26.27.

Number of shares or units of shares that have not vested includes PSUs granted to the NEOs in 2020, 2021 and 2022 plus the number of dividend equivalents credited, rounded to the next whole unit. PSUs and related dividend equivalents only vest on achievement of RTSR (all grants). If PSUs do not vest, they are cancelled. RSUs and related dividend equivalents vest after three years in accordance with grant agreements.

Market or payout value of share-based awards that have not vested assumes target performance and is calculated on the actual number of units (not rounded).

Market or payout value of vested share-based awards not paid out or distributed relates to DSUs granted to Mr. Zieglgansberger when he was promoted and Mr. Pourbaix when he joined Cenovus, and DSUs granted if an NEO elects to receive all or a portion of their respective annual bonus award in DSUs.

Incentive plan awards – value vested or earned during 2022

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($)

Pourbaix	10,704,320	12,575,287	1,849,250

Hart	1,472,850	873,501	457,464

McKenzie	4,082,556	5,175,743	682,176

Chiasson	2,044,761	1,810,862	451,605

Zieglgansberger	2,542,831	3,599,600	479,094

Option-based awards – value vested during the year assumes the NEO exercised the options on the day they vested. For Mr. Hart, the value vested during the year includes the value of Replacement Options that vested during 2022.

Share-based awards – value vested during the year is calculated as the number of PSUs and RSUs vested multiplied by the closing price of the common shares on the TSX on March 8, 2022 of $21.37 for Mr. Hart and February 25, 2022 of $19.43 for Mr. Pourbaix, Mr. McKenzie, Mr. Chiasson and Mr. Zieglgansberger, and February 22, 2022 of $19.51 for Mr. Pourbaix, Mr. Hart, Mr. McKenzie and Mr. Zieglgansberger.

Non-equity incentive plan compensation – value earned during the year includes the amount of the bonus awards earned by the NEOs in 2022, as paid in 2023. At the election of the NEO, all or a portion of their respective annual bonus award may be received in DSUs.

Defined benefit plan to December 31, 2022

NAME	NUMBER OF YEARS OF CREDITED SERVICE	ANNUAL BENEFITS PAYABLE ($)		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)
		AT YEAR END	AT AGE 65

Pourbaix	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Hart	N/A	N/A	N/A	N/A	N/A	N/A	N/A

McKenzie	3.5000	60,388	221,420	767,705	368,903	(318,181)	818,427

Chiasson	3.5000	41,885	200,449	554,844	251,215	(266,758)	539,301

Zieglgansberger	13.0833	212,924	499,084	3,015,382	178,247	(1,279,420)	1,914,209

Amounts in this table do not reflect payments made to the NEO during the year.

CENOVUS 2023 CIRCULAR	COMPENSATION | 90

Mr. Pourbaix and Mr. Hart participate in the Cenovus DC Plan provision. Their pension values are shown in the next table. Mr. McKenzie and Mr. Chiasson each joined the Cenovus DB Plan on July 1, 2019. Mr. Zieglgansberger joined the Cenovus DB Plan, when first eligible, with past service credited to December 1, 2009.

Opening present value of defined benefit obligation Our obligations under the DB Plan are determined using the same methods and assumptions noted in our 2022 consolidated financial statements.

Compensatory change shows the projected pension earned for service during the year (service cost), net of employee contributions adjusted by gains or losses on the NEO’s DB Plan obligation when actual and estimated earnings differ.

Non-compensatory change includes interest on the DB Plan obligation and employee contributions for the period. It also includes changes in the discount rate, inflation rate and other net experience as at December 31, 2022.

Defined contribution plan to December 31, 2022

Mr. Pourbaix joined the Cenovus DC Plan on December 1, 2017. Mr. Hart joined the Husky DC Plan on October 1, 2010. Mr. McKenzie, Mr. Chiasson and Mr. Zieglgansberger are accruing benefits under the DB Plan. They do not receive further contributions from Cenovus to the Cenovus DC Plan.

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY ($)	ACCUMULATED VALUE AT YEAR END ($)

Pourbaix	529,145	156,333	649,783

Hart	514,252	60,867	561,456

McKenzie	93,248	N/A	83,080

Chiasson	141,029	N/A	126,044

Zieglgansberger	410,017	N/A	308,299

Compensatory is the value of employer contributions made during the year.

Accumulated value at year end includes investment performance during the year.

Termination and change of control benefits

We have change of control agreements with all our NEOs, except Mr. Hart. The executive employment agreement originally executed between Mr. Hart and Husky Energy continues to be in place and includes payments in the event of termination and change of control.

We have not entered into any other agreements with our NEOs that set out payments or formulas for payments on termination. Payments for termination without cause will be determined upon termination according to common law principles.

Change of control benefits

Change of control agreements. The change of control agreements we have with Mr. Pourbaix, Mr. McKenzie, Mr. Chiasson and Mr. Zieglgansberger provide for a double trigger for payment of severance benefits. First, a change of control (as defined in the agreement) must occur. Second, their employment must be terminated for a reason other than cause, disability, retirement or death. This includes:

•	Material reduction in responsibilities or salary, annual bonus, incentive plans and benefits.

•	Failure to pay any part of current compensation (without consent).

•	Forced relocation.

•	Failure to obtain a successor’s agreement to assume and perform the change of control agreement.

•	Disposition of all or substantially all of the assets of Cenovus.

CENOVUS 2023 CIRCULAR	COMPENSATION | 91

Mr. Hart’s double trigger is slightly different, as are his change of control benefits. Mr. Hart’s second trigger is that his employment must be terminated either by Cenovus without just cause or by Mr. Hart within six months of the change of control.

Assuming both triggers are activated the agreements provide the following benefits:

COMPENSATION ELEMENT	ALL NEOs EXCEPT HART	HART

Salary	Lump sum severance equal to 24 months (based on average salary for the last 3 years)	Lump sum Retiring Allowance equal to two times base salary

Bonus	Lump sum severance equal to 24 months (based on average bonus for the last 3 years)

Other compensation	Annual allowance, investment plan matching, financial and retirement planning services, and health and wellness services continue for 24 months	All accrued and unpaid vacation days Group benefits for 24 months or a lump sum payment of 15% of Retiring Allowance Financial and retirement planning services

Options	Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

Unless otherwise decided by the Board:

•  Vested Replacement Options may be exercised for 90 days following termination

•  Unvested Replacement Options are forfeited

PSUs	Vest and are paid out immediately Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved	Vest and are paid out immediately Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved

RSUs	Vest and are paid out immediately	Vest and are paid out immediately

DSUs	Paid out immediately	Paid out immediately

Pension benefits	Continue to accrue for 24 months

Long-term incentive grant agreements. For employees who do not have a change of control agreement or executive employment agreement, the terms of the grant agreements applicable to each type of LTI on a change of control will apply. Starting in 2021, all LTI grants were subject to double trigger change of control provisions.

LTI grants made before 2021 had the following provisions on a change of control.

GRANT TYPE	CHANGE OF CONTROL PROVISION (FOR GRANTS MADE BEFORE 2021)

Options	Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

Vested Replacement Options	May be exercised for 90 days if termination is without cause or retirement, or Continue unaltered if employment is not terminated, unless otherwise decided by the Board

PSUs

Vest and are paid out immediately based on the 5-day volume-weighted average price prior to the change of control event

Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved

RSUs	Vest and are paid out immediately based on the 5-day volume-weighted average price prior to the change of control event

CENOVUS 2023 CIRCULAR	COMPENSATION | 92

Termination and change of control benefit amounts for a trigger event on December 30, 2022

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs as a result of the triggering events identified below, in each case assuming such trigger event occurred on December 30, 2022. This table does not include amounts already available to the NEO on December 30, 2022 for vested options, Replacement Options, PSUs and RSUs.

NEO	TRIGGER EVENT	PAYMENT ($)	LONG -TERM INCENTIVES ($)	TOTAL ($)

Pourbaix	Retirement or resignation	–	–	–
	Change of control	7,376,745	61,953,865	69,330,610
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Hart	Retirement or resignation	–	–	–
	Change of control	1,288,000	7,221,946	8,509,946
	Termination without cause	1,288,000	–	1,288,000
	Termination with cause	–	–	–

McKenzie	Retirement or resignation	–	–	–
	Change of control	3,530,806	18,538,317	22,069,123
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Chiasson	Retirement or resignation	–	–	–
	Change of control	2,564,236	11,580,550	14,144,786
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Zieglgansberger	Retirement or resignation	–	–	–
	Change of control	2,847,273	11,943,424	14,790,697
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Retirement or resignation is voluntary.

Change of control includes the value of LTIs including Options, PSUs and RSUs that would vest on the change of control. There is no accelerated vesting for any of the other triggering events.

Incremental pension benefits for Mr. Pourbaix on change of control. Mr. Pourbaix would be compensated based on an additional 24 months of pensionable service in the Cenovus DC Plan. The incremental lump sum pension value is equal to 10% of annual base salary plus bonus (capped at 40% of base salary) over the 24 months of additional service.

Incremental pension benefits for Mr. McKenzie, Mr. Chiasson and Mr. Zieglgansberger on change of control. The incremental DB Plan lump sum pension value is equal to the difference between the actuarial present values of the executive officer’s pension, as modified by the change of control provisions, less the accrued pension, unmodified, using the commuted value basis for the Cenovus DB Plan as of December 31, 2022. The discount rates used are 4.1% for 10 years and 4.5% thereafter. Pensionable earnings for the additional 24–month period are based on annual base salary plus the average of the annual bonus (capped at 40% of salary) in the three–years before termination. The early retirement reduction factor under our Canadian Supplemental Pension Plan is calculated at the age the executive would have been on December 31, 2024.

CENOVUS 2023 CIRCULAR	COMPENSATION | 93

The contents and sending of this circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 1, 2023

CENOVUS 2023 CIRCULAR	COMPENSATION | 94

SCHEDULES

CENOVUS 2023 CIRCULAR	SCHEDULES | 95

SCHEDULE A

SUMMARY OF THE STOCK OPTION PLANS

SUMMARY OF THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of common shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10% of the number of common shares then outstanding, calculated on a non-diluted basis, and the aggregate number of common shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10% of the number of the common shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for common shares that may be purchased through the exercise of options shall be fixed by the HRC Committee for each Option but shall not be less than the “Market Value” of the common shares. Effective January 1, 2018, the Board approved an amendment to the definition of “Market Value” so that it is based on a volume weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of common shares has traded) instead of the closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for options granted prior to January 1, 2018 is to be at least the market price of the common shares at the grant date, calculated as the closing price of the common shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the common shares shall not have traded that day, on the next preceding day on which common shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. options generally vest 30% on the first anniversary, 30% on the second anniversary and 40% on the third anniversary of the grant.

Expiry Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her options to purchase a specified number of common shares and to receive cash or common shares (at our discretion) in an amount equal to the excess of the closing price of the common shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the options, multiplied by the number of optioned common shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying common shares are forfeited and such number of common shares are returned to the common shares reserved and available for new option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the options to purchase a specified number of common shares and to receive, in exchange, common shares. The optionholder will receive the number of common shares equal in value to the closing price of the common shares on the TSX on the last trading day preceding the date of surrender of the options and contemporaneous exercise of the associated NSRs, less the grant price of the option then multiplied by the number of options surrendered, less applicable withholdings.

CENOVUS 2023 CIRCULAR	SCHEDULES | A-1

Cashless Exercise Optionholders are entitled to effect a cashless exercise of the optionholder’s vested and exercisable options. Upon electing a cashless exercise, the optionholder shall exercise options in exchange for the issuance of the number of common shares subject to the exercise, which common shares will immediately be sold by an arm’s-length third-party broker on the stock exchange (the sale will settle two days after execution). Proceeds from the sale will be forwarded to Cenovus to pay the exercise price of the options, and the balance (less withholding taxes and fees), will be paid as otherwise directed by the optionholder.

Adjustments Adjustments will be made to the exercise price of an option, the number of common shares delivered to an optionholder upon exercise of an option and the maximum number of common shares that may at any time be reserved for issuance pursuant to options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of common shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment, unvested options and vested options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested options and vested options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the option or otherwise through the holding of common shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an option expires during, or within 10 business days following, a period when option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such option will be extended to the date which is 10 business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any option or group of options;

(ii)	altering the terms and conditions of vesting applicable to any option or group of options;

(iii)	changing the termination provisions of the Stock Option Plan or any option, provided that the change does not provide for an extension beyond the original expiry date of such option;

(iv)	accelerating the expiry date in respect of an option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any option or group of options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of common shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of options;

(iv)	any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

CENOVUS 2023 CIRCULAR	SCHEDULES | A-2

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

SUMMARY OF THE HUSKY STOCK OPTION PLAN

As a result of the Husky transaction, outstanding options under the Husky Stock Option Plan were transferred to Cenovus and Cenovus granted the former holders thereof Replacement Options, which, despite being exercisable for common shares, remain governed under the terms of the Husky Stock Option Plan. Options are governed by the terms of the Stock Option Plan.

Eligibility Pursuant to the Husky Stock Option Plan, Husky Options were granted from time to time to executive officers and other eligible employees of Husky (each an “Eligible Person”). Non-employee directors of Husky were not eligible to participate in the Husky Stock Option Plan. The Board will not be making any further grants of Replacement Options or other options under the Husky Stock Option Plan, see “Elements of Compensation – Long-Term Incentives”.

Insiders The maximum number of common shares which may be reserved for issuance pursuant to options granted to insiders under the Husky Stock Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis.

Administration Unless otherwise directed by the Board, the HRC Committee will administer the Husky Stock Option Plan. In addition to administering the Husky Stock Option Plan, the HRC Committee is responsible for interpreting the Husky Stock Option Plan and determining all questions arising out of the Husky Stock Option Plan and any Replacement Option granted pursuant to the Husky Stock Option Plan and the Husky transaction.

Exercise Price The exercise price of common shares subject to a Replacement Option is equal to the exercise price per share of a Husky Option immediately prior to the effective time of the Husky transaction divided by 0.7845 and rounded up to the nearest whole cent. Husky Options outstanding immediately prior to the effective time of the Husky transaction were granted with an exercise price equal to the weighted average trading price per Husky common share on the TSX for the five trading days preceding the grant date.

Vesting Replacement Options vest as to one-third on each of the first three anniversary dates of the grant date of the Husky Option in exchange for which the Replacement Option was granted.

Expiry The term of each Replacement Option is five years from the grant of the Husky Option in exchange for which the Replacement Option was granted.

Surrender in Lieu of Exercise Eligible Persons may surrender their Replacement Options in exchange for an amount in cash equal to the excess of the aggregate fair market value of the common shares able to be purchased pursuant to the vested and exercisable portion of such Replacement Options on the date of surrender over the aggregate exercise price for those common shares pursuant to those Replacement Options. The fair market value of common shares is calculated as the closing price on the TSX of the common shares on the date on which board lots of common shares have traded on the TSX immediately preceding the date a holder of the Replacement Options provides notice to Cenovus that he or she wishes to surrender his or her Replacement Options in lieu of exercise.

Adjustments Adjustments will be made to the exercise price of a Replacement Option, the number of common shares delivered to an optionholder upon exercise of a Replacement Option, and the maximum number of common shares that may at any time be reserved for issuance pursuant to Replacement Options granted under the Husky Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of common shares or other similar corporate change.

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Cessation of Entitlement Replacement Options terminate immediately upon the Eligible Person being dismissed from his or her employment with Cenovus for cause or resigning at Cenovus’s request or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of Cenovus) or upon being dismissed without cause.

Non-Assignable and No Rights as a Shareholder Replacement Options may be exercised only by the optionholder and are not assignable, except on death. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Replacement Option or otherwise through the holding of common shares. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an officer or employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of a Replacement Option expires during a Blackout Period, then the exercise period of such Replacement Option will be extended to the date which is five business days after the last day of the Blackout Period, after which time such Replacement Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Husky Stock Option Plan in whole or in part. Any amendment to be made to the Husky Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Husky Stock Option Plan or a specific Replacement Option without further approval of the shareholders, examples of which include, but are not limited to:

(i)

curing any ambiguity, error or omission in the Husky Stock Option Plan or to correct or supplement any provision of the Husky Stock Option Plan that is inconsistent with any other provision of the Husky Stock Option Plan;

(ii)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed;

(iii)	amendments respecting administration and eligibility for participation under the Husky Stock Option Plan;

(iv)	alterations, extensions or accelerations of the terms and conditions of vesting applicable to any Replacement Option;

(v)	accelerating the expiry date of any Replacement Option;

(vi)	determining the adjustments pursuant to the Husky Stock Option Plan;

(vii)	amendments to the definitions contained within the Husky Stock Option Plan;

(viii)	amendments or modifications to the mechanics of exercise of Replacement Options;

(ix)	changes to the termination provisions of a Replacement Option or the Husky Stock Option Plan which does not entail an extension beyond the original expiry date; or

(x)	amendments to the Husky Stock Option Plan of a “housekeeping nature”.

Amendments – Shareholder Approval by shareholders of Cenovus will be required for amendments to the Husky Stock Option Plan that relate to:

(i)	reducing the exercise price or extending the expiry date of Replacement Options granted to insiders;

(ii)	amending the number of common shares issuable under the Husky Stock Option Plan;

(iii)	adding any form of financial assistance by Cenovus for the exercise of any Replacement Options;

(iv)	removing or increasing the insider participation limit; or

(v)	amending an amendment provision in the Husky Stock Option Plan.

CENOVUS 2023 CIRCULAR	SCHEDULES | A-4

SCHEDULE B

BOARD MANDATE

Board of Directors’ Mandate

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the President & Chief Executive Officer and senior officers, approve their compensation and monitor the President & Chief Executive Officer’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the President & Chief Executive Officer, develop a clear mandate for the President & Chief Executive Officer, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts (including climate change), address health and safety matters that may arise with our activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

CENOVUS 2023 CIRCULAR	SCHEDULES | B-1

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation operates or invests, or is contemplating potential operation or investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc. is expected.

Risk Oversight

The Board has oversight of risks related to:

•	The review and adoption of a strategic planning process and approval of the corporate strategic plan.

•	Ensuring that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate such risks.

•	The Corporation’s system of corporate governance.

•	Operating and financial performance.

•	Appointment of the President & Chief Executive Officer and approval of the President & Chief Executive Officer’s compensation.

•	Code of business conduct and ethics and communications policies.

•	Non-compliance by directors with applicable by-laws, policies and practices and other statutory and regulatory obligations.

•	The Corporation’s public disclosure.

•	Amendments to, or departures from, established strategy, capital and operating budgets or matters of policy from the ordinary course of business.

•	Nomination of directors, approval of their compensation and the effectiveness of the Board.

CENOVUS 2023 CIRCULAR	SCHEDULES | B-2

Environmental, Social and Governance (ESG) Oversight

The Board has oversight of:

•	The Corporation’s approach to sustainability;

•	Reports and recommendations from management with respect to ESG matters;

•

The Corporation’s processes and procedures to mitigate environmental impacts (including climate change), address health and safety matters that may arise due to the Corporation’s activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

CENOVUS 2023 CIRCULAR	SCHEDULES | B-3

SCHEDULE C

SHAREHOLDER PROPOSAL

Shareholder Proposal

The following shareholder proposal was submitted by Investors for Paris Compliance for consideration at the 2023 annual meeting of shareholders:

Resolved: Shareholders request that the Board produce a report, at reasonable cost and omitting proprietary information, outlining whether and how Cenovus is aligning its direct and indirect lobbying and public policy advocacy with its net zero goal. The report should be repeated periodically and disclose evaluation criteria and external stakeholders consulted, if any.

Supporting Statement: Cenovus is committed to net zero by 20501 and to support Canada’s Paris Agreement commitments.2

Last year, leading investors released the Global Standard on Corporate Climate Lobbying3 to help investors assess whether companies’ lobbying, and political engagement are consistent with climate progress. In addition, more than twenty shareholder resolutions were filed last year seeking disclosure that a corporation’s climate lobbying is aligned with the Paris Agreement.4

Cenovus’ statement on Advocacy and memberships5 says that the company does not make political contributions and that it complies with lobbying disclosure laws. It also discloses membership in advocacy organizations like the Canadian Association of Petroleum Producers (CAPP), Canada Action, and the Pathways Alliance. It does not disclose the company’s commitment to net zero or its support of Canada’s commitments to the Paris Agreement, nor commit to aligning its lobbying accordingly.

Cenovus has spoken out against the Canadian Government’s plans to reduce emissions with an oil and gas emissions cap.6 CAPP7, Canada Action/Oilsands Action and the Pathways Alliance have all made public efforts to oppose the federal government’s cap on oil and gas emissions.8

The federal lobby registry shows Cenovus, CAPP and Pathways Alliance meeting frequently with federal officials,9 but there is no disclosure by Cenovus regarding whether these representations sought to oppose climate action, as its public statements suggest.

In SHARE’s climate lobbying benchmark of Canadian oil and gas companies, Cenovus scores an average 29% on a range of indicators including transparency and alignment on climate.10

InfluenceMap, which serves the CA100+ benchmark, scored Cenovus a D+, saying that “Cenovus does not appear to be supportive of policies to respond to climate change.”11 InfluenceMap also ranks CAPP as the fifth most “negative and influential” industry association in the world on climate.12

Cenovus’ direct and indirect lobbying – through membership in CAPP, the Pathways Alliance and Canada Action – is opaque and may be inconsistent with its net zero commitment and its stated support of Canada’s commitments under the Paris Agreement. This lack of disclosure and potential inconsistency is a governance risk that merits due consideration and oversight by the Cenovus Board.

We respectfully request that shareholders vote FOR this proposal.

1 https://www.cenovus.com/Sustainability/Environment/Climate-and-GHG-emissions

2 https://www.cenovus.com/News-and-Stories/News-releases/2021/2244215

3 https://climate-lobbying.com/

4 https://www.ceres.org/news-center/press-releases/shareholders-escalate-campaign-pressing-companies-walk-their-talk

5 https://www.cenovus.com/Our-company/Governance/Advocacy-and-memberships archived at https://archive.ph/SK3Yi

6 https://www.naturalgasintel.com/cenovus-chief-urges-less-aggressive-canada-ghg-targets-for-natural-gas-oil-producers/

7 https://www.nationalobserver.com/2022/09/19/news/grassroots-group-ran-facebook-ads-against-emissions-cap-oil-lobby-paid

CENOVUS 2023 CIRCULAR	SCHEDULES | C-1

8 https://docs.google.com/document/d/16piZO0QIDTQxCS3Qdls_pJwQYlaNhgHbNFz_9SRvQck/edit?usp=sharing

9 https://lobbycanada.gc.ca/app/secure/ocl/lrs/do/vwRg?cno=260442&regId=929389&blnk=1 and https://lobbycanada.gc.ca/app/secure/ocl/lrs/do/clntSmmry?clientOrgCorpNumber=226641&sMdKy=1672944913522 and https://lobbycanada.gc.ca/app/secure/ocl/lrs/do/clntSmmrySrch?registrationText=pathways+alliance&searchType=Search

10 https://share.ca/wp-content/uploads/2022/09/SHARE_Pulling-back-the-curtain-2022-EN.pdf

11 https://lobbymap.org/company/Cenovus-Energy

12 https://influencemap.org/report/Corporate-Climate-Policy-Footprint-2022-20196

CENOVUS 2023 CIRCULAR	SCHEDULES | C-2

SCHEDULE D

ADVISORY

ADVISORY

Forward-Looking Information

This circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of Cenovus’s experience and perception of historical trends. This forward-looking information is identified by words such as “achieving”, “advocate”, “aim”, “align”, “ambition”, “anticipating”, “approach”, “attaining”, “become”, “believe”, “capability”, “capacity”, “commitment”, “committed”, “continue”, “create”, “dedicated” “designed”, “drive”, “enhance”, “ensuring”, “expect”, “evolve”, “focus”, “future”, “goal”, “grow”, “initiative”, “intended”, “may”, “objective”, “opportunity”, “optimize”, “ongoing”, “philosophy”, “plan”, “position”, “potential”, “principles”, “reduce”, “result’, “return”, “support”, “strategy”, “target”, “towards”, “will” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus’s actual results to differ materially, as identified in our management’s discussion and analysis for the year ended December 31, 2022, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the our website at cenovus.com.

Information on or connected to Cenovus’s website cenovus.com does not form part of this circular.

Non-GAAP Measures

This circular contains references, including within the 2022 Scorecard, to certain non-GAAP measures, including free funds flow. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and therefore, are considered specified financial measures. These specified financial measures may not be comparable to similar measures presented by other issuers. This measure is used in our 2022 Scorecard in order to provide shareholders and potential investors, as well our Board and management, with an additional measure for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For information on the composition of this measure, as well as an explanation of how Cenovus uses it, refer to the Specified Financial Measures Advisory located in our management’s discussion and analysis for the year ended December 31, 2022 dated February 15, 2023 and available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com, which is incorporated by reference into this circular.

CENOVUS 2023 CIRCULAR	SCHEDULES | D-1

YOUR VOTE IS IMPORTANT

If you have any questions or require any assistance in executing your Cenovus proxy or voting instruction form, please call our Proxy Solicitation Agent, Morrow Sodali. at:

North American Toll-Free Number: 1.888.777.1538

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

CENOVUS ENERGY INC.

4100, 225 - 6 Avenue SW | Calgary, AB T2P 1N2

P: 403-766-2000

F: (403) 766-7600

E: investor.relations@cenovus.com

Download the latest about Cenovus Energy Inc. at: www.cenovus.com

Cenovus Energy Inc. is traded on the TSX and NYSE under the symbol CVE.

CENOVUS ENERGY INC.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company's preferred shares are listed on the Toronto Stock Exchange.

For more information, visit cenovus.com.

cenovus ENERGY

Our Annual Report is available on our website at

cenovus.com

1-877-766-2066
(Toll-free in Canada & U.S.)

© Cenovus Energy Inc. 2023